Form 10-K, Exhibit 13
period 2003-03-01
CALIFORNIA AMPLIFIER INC
filed 2003-05-30
CIK 730255

EXHIBIT 13


                     2003 ANNUAL REPORT TO STOCKHOLDERS


                         DESCRIPTION OF BUSINESS

California Amplifier designs, manufactures and markets a broad line of integrated microwave reception and transmission products used primarily in conjunction with Direct Broadcast Satellite ("DBS") television service, terrestrial wireless television service (also known as Wireless Cable), and terrestrial wireless high-speed Internet service. The Company was founded in 1981 and is publicly traded under the ticker symbol CAMP on the Nasdaq National Market. California Amplifier is an ISO 9001 certified company with headquarters in Ventura County, California.


                         LETTER TO STOCKHOLDERS

To Our Stockholders:

I am pleased to report that despite challenging market conditions, California Amplifier achieved a third consecutive year of profitability. This accomplishment stems from our ability to adapt to an ever-changing market environment. Leveraging our strong technology foundation, we reshaped and restructured California Amplifier in response to developments in our industry segments in order to better position our Company for continued success. Our demonstrated strengths over the past several years include:

* Proven ability to enter a new growth market and establish a leadership position;

* High-volume manufacturing expertise with a reputation for excellent product performance and reliability; and

* A management team that is focused on fiscal discipline and profitability, while making sound product and market investments for the future.

These strengths have served our Company well during a period of rapid change and intense competition in the technology sector. Today, California Amplifier is once again experiencing a period of transformation as we endeavor to enter new markets and adjust to the changing demands of our customers. Our strategy is reflected in the theme of this year's annual report--"Coming in loud and clear"--not only with outstanding satellite and wireless products but also with solid financial results during today's difficult economy.

Fiscal Year 2003 Overview

Total sales were $100.0 million in fiscal 2003, essentially unchanged from fiscal 2002. Sales of our Satellite business unit increased 12% to $88.4 million as the Company benefited from the April 2002 acquisition of Kaul-Tronics, a leading manufacturer of dish antennas used for Direct Broadcast Satellite ("DBS") television reception. However, sales of our Wireless Access business unit decreased nearly 50% to $11.6 million as fixed wireless broadband deployments slowed significantly while service providers continued to evaluate next generation technology solutions.

Gross profit decreased 8% to $20.5 million as Satellite products grew to represent a greater portion of total sales and price competition escalated. We continue to see intense pricing pressures, in part because the market for satellite television reception equipment remains one of the few high-volume segments in the communications industry.

In achieving a third consecutive year of profitability, we generated net income of $5.2 million in fiscal 2003, up from $4.5 million in fiscal 2002. We increased operating margin to 8.2% in fiscal 2003 from 5.2% in fiscal 2002. By carefully managing our resources, we concluded fiscal 2003 with $21.9 million in cash. We also continued our history of responsible working capital management with "days supply" of inventory at 50 days and "days outstanding" for accounts receivable at 52 days at the end of fiscal 2003. Also, stockholders' equity amounted to $58.6 million at the end of fiscal 2003. Our management team is experienced at taking decisive action to preserve and strengthen California Amplifier's financial position and to make the most effective use of resources.

Proven Track Record of Innovation

At the core of California Amplifier's success is a commitment to customer driven innovation. This is the ability to develop cost-effective, reliable solutions that constantly push the envelope of current technology to enhance the end-user experience. Our wireless and satellite connectivity products expand the range of choices available to consumers, while supporting growing business segments for our customers. This combination of engineering excellence and rapid adaptation to market realities makes California Amplifier a strong technology partner for satellite and wireless service providers.

In fiscal 2003, the market required more advanced satellite products. In response, we introduced sophisticated, integrated features, such as support for multiple satellite reception and multi-room distribution. As a result, we are able to deliver increased value to our customers, and our Satellite business unit continues to hold a leading position in the U.S. DBS market.

In addition, we successfully extended our Satellite product offerings and customer base with the purchase of Kaul-Tronics' antenna dish business.
This acquisition positioned the Company as a comprehensive source for satellite television outdoor reception equipment. We further expanded our DBS market presence through our joint development agreement with Zinwell Corp. of Taiwan. The agreement to jointly engineer and develop certain satellite reception components assists in accelerating product development and is expected to facilitate product cost reductions which may be necessary to maintain the Company's position in its competitive markets.

California Amplifier continues to develop and test next generation two-way MMDS transceiver products for use in providing wireless high-speed Internet service. In fiscal 2003, this represented only a small portion of the Company's overall revenue due to limited funding on the part of spectrum owners for wireless broadband infrastructure deployments. We continue to design and build next generation customer premise equipment ("CPE") for use in non-line-of-sight ("NLOS") wireless broadband systems, and we are encouraged by the response of prospective customers. We recently introduced a portable CPE transceiver which is interoperable with Navini Networks' NLOS wireless broadband system, and we believe this product effectively addresses issues which have impeded previous NLOS technologies.

Our most recent efforts have been focused on diversifying our Wireless Access business unit beyond our existing MMDS video and broadband data markets by identifying new markets that leverage our radio frequency ("RF") design expertise and manufacturing capability. For example, the Company has developed an adaptive digital beam-forming smart antenna technology for use in enhanced access points for high-speed Internet access over wireless networks which use the 802.11 standard, commonly referred to as "Wi-Fi". We believe that this access point technology, named RASTER[TM], addresses issues such as range, data throughput and tolerance to interference that have hindered the widespread deployment of 802.11 networks. We continue the development of this technology and are evaluating the best means to capitalize on our investment.

Outlook

As we look to fiscal 2004, we expect to face many of the challenges already described, in particular continued capital spending constraints in the communications industry and fierce competition in our markets. However, we believe that California Amplifier is well positioned for these difficult economic times.

Our ability to restructure the Company based on market requirements has enabled California Amplifier to achieve profitable results despite difficult market conditions. We maintain those same elements--sound management practices, strong technology foundation, market leadership, innovation and the determination to succeed--that have enabled us to operate profitably and generate positive cash flows over the past three years.

In fiscal 2004, we are working to strengthen our leadership position in the satellite television market, as well as to apply our experience and capabilities to new markets. The Company has a history of identifying growth opportunities where we can apply our RF design and high volume manufacturing expertise. We also continue to explore complementary acquisitions that will support our strategy of capitalizing on emerging market opportunities. Yet, we remain focused on controlling expenses and aligning our cost-structure with near-term revenue.

As worldwide communications markets head toward recovery, I expect that California Amplifier will be well positioned to be a leading supplier to tomorrow's satellite and wireless markets. On behalf of the Board of Directors, I would like to thank you, our shareholders, for your confidence and dedication. I would also like to thank our customers for their continued support, and our valued employees for their discipline, drive and creativity. Together, we will build upon California Amplifier's strong foundation of products, technology and operations.

We look to the future with optimism and confidence. We hope you'll "stay tuned" as we seek out and capitalize on the market opportunities ahead.


Fred Sturm
President and Chief Executive Officer


                    CALIFORNIA AMPLIFIER, INC. AND SUBSIDIARIES
                           FIVE-YEAR FINANCIAL SUMMARY
                     (In thousands except per share amounts)



     The selected consolidated financial data for the years ended February 28, 1999 through 2003 set forth below are derived from the audited consolidated financial statements and notes thereto. The consolidated balance sheets as of February 28, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity and comprehensive income
(loss) and cash flows for each of the years in the three-year period ended February 28, 2003, appear elsewhere in this Report. The Selected Consolidated Financial Data are qualified in their entirety by reference to, and should be read in conjunction with, the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.


                                           Year ended February 28,
                               ----------------------------------------------
OPERATING DATA                   2003      2002      2001     2000     1999
                               --------  --------  --------  -------  -------
Sales                          $100,044  $100,715  $117,129  $79,429  $33,248
Cost of goods sold               79,511    78,342    94,128   64,426   24,186
                               --------  --------   -------  -------  -------
Gross profit                     20,533    22,373    23,001   15,003    9,062
                               --------  --------   -------  -------  -------
Operating expenses:
  Research and development        5,982     7,337     6,066    4,526    3,928
  Selling                         2,560     3,456     3,460    4,127    3,972
  General and administrative      3,781     6,321     5,366    5,006    3,184
                               --------  --------   -------  -------  -------
Total operating expenses         12,323    17,114    14,892   13,659   11,084
                               --------  --------   -------  -------  -------
Operating income (loss)           8,210     5,259     8,109    1,344   (2,022)
                               --------  --------   -------  -------  -------
Non-operating income (expense):
  Settlement of litigation           -     (1,125)       -    (9,500)      -
  Other income (expense), net      (215)       47      (359)     (60)     106
                               --------  --------   -------  -------  -------
Total non-operating expense        (215)   (1,078)     (359)  (9,560)     106
                               --------  --------   -------  -------  -------
Income (loss) from continuing
 operations before income taxes   7,995     4,181     7,750   (8,216)  (1,916)

Income tax (provision) benefit   (2,835)   (1,307)   (2,810)   2,950      603
                               --------  --------   -------  -------  -------
Income (loss) from
 continuing operations            5,160     2,874     4,940   (5,266)  (1,313)

Income (loss) from discontinued
  operations, net of tax             -        (25)      269      202     (123)

Gain on sale of discontinued
  operations, net of tax             -      1,615        -        -        -
                               --------  --------   -------  -------  -------
Net income (loss)              $  5,160  $  4,464   $ 5,209  $(5,064) $(1,436)
                               ========  ========   =======  =======  =======


                    CALIFORNIA AMPLIFIER, INC. AND SUBSIDIARIES
                           FIVE-YEAR FINANCIAL SUMMARY
                     (In thousands except per share amounts)
                                   (Continued)


                                           Year ended February 28,
                                 -------------------------------------------
OPERATING DATA (Continued)        2003     2002     2001     2000     1999
                                 -------  -------  -------  -------  -------
Basic earnings (loss)
 per share:
   Income (loss) from
     continuing operations       $  0.35  $  0.21  $  0.37  $ (0.44) $ (0.11)
   Income (loss) from
    discontinued operations          -        -       0.02     0.02    (0.01)
   Gain on sale of
     discontinued operations         -       0.12      -        -        -
                                 -------  -------  -------  -------  -------
     Basic earnings (loss)
       per share                 $  0.35  $  0.33  $  0.39  $ (0.42) $ (0.12)
                                 =======  =======  =======  =======  =======
Diluted earnings (loss)
 per share:
   Income (loss) from
     continuing operations       $  0.35  $  0.21  $  0.35  $ (0.44) $ (0.11)
   Income from discontinued
     operations                      -        -       0.02     0.02    (0.01)
   Gain on sale of
     discontinued operations         -       0.11      -        -        -
                                 -------  -------  -------  -------  -------
     Diluted earnings (loss)
       per share                 $  0.35  $  0.32  $  0.37  $ (0.42) $ (0.12)
                                 =======  =======  =======  =======  =======

                                                 February 28,
                                 -------------------------------------------
BALANCE SHEET DATA                2003     2002     2001     2000     1999
                                 -------  -------  -------  -------  -------
Current assets                   $53,092  $45,739  $35,523  $37,201  $20,331

Current liabilities              $18,405  $15,480  $15,032  $32,729  $ 4,853

Working capital                  $34,687  $30,259  $20,491  $ 4,472  $15,478

Current ratio                        2.9      3.0      2.4      1.1      4.2

Total assets                     $89,597  $56,688  $49,812  $51,497  $25,549

Long-term debt                   $12,569  $ 3,628  $ 4,500  $   145  $   516

Stockholders' equity             $58,623  $37,580  $29,624  $18,281  $20,065


                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION  AND RESULTS OF OPERATIONS


Basis of Presentation

     The Company uses a 52-53 week fiscal year ending on the Saturday closest to February 28, which for fiscal years 2003, 2002 and 2001 fell on March 1, 2003, March 2, 2002 and March 3, 2001, respectively. In these consolidated financial statements, the fiscal year end for all years is shown as February 28 for clarity of presentation. Fiscal year 2001 consisted of 53 weeks, compared to 52 weeks for the fiscal years 2003 and 2002.

     As further described in Note 2 to the accompanying consolidated financial statements, on April 5, 2002 the Company acquired substantially all of the assets, properties and business of Kaul-Tronics, Inc., a Wisconsin company, and two affiliated companies (collectively, "Kaul-Tronics"). The results of Kaul-Tronics' operations have been included in the Company's consolidated financial statements since that date. The operations acquired by the Company involve primarily the design and manufacture of satellite antenna dishes used in the DBS industry.

     As described further in Note 14 to the accompanying consolidated financial statements, in July 2001 the Company sold its 51% interest in Micro Pulse, a company engaged in the design, manufacture and marketing of antennas and amplifiers used principally in GPS applications. Accordingly, the results of operations of Micro Pulse, which represented a separate business segment of the Company, have been presented as a discontinued operation in the accompanying consolidated statements of operations for fiscal years 2002 and 2001.

Critical Accounting Policies

     The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to: allowance for doubtful accounts, inventory valuation, product warranties, the deferred tax asset valuation allowance, and the valuation of long-lived assets and goodwill. Actual results could differ materially from these estimates.

     Allowance for Doubtful Accounts

     The Company establishes an allowance for estimated bad debts based upon a review and evaluation of specific customer accounts identified as known and expected collection problems, based on historical experience, due to insolvency, disputes or other collection issues. As further described in
Note 1 to the accompanying consolidated financial statements, the Company's customer base is quite concentrated, with four customers accounting for approximately 71% of the Company's fiscal 2003 sales. Changes in either a key customer's financial position, or the economy as a whole, could cause actual write-offs to be materially different from the recorded allowance amount.

     Inventories

     The Company evaluates the carrying value of inventory on a quarterly basis to determine if the carrying value is recoverable at estimated selling prices. To the extent that estimated selling prices do not exceed the associated carrying values, inventory carrying amounts are written down. In addition, the Company generally treats inventory on hand or committed with suppliers, which is not expected to be sold within the next 12 months, as excess and thus appropriate write-downs of the inventory carrying amounts are established through a charge to cost of sales. Estimated usage in the next 12 months is based on firm demand represented by orders in backlog at the end of the quarter and management's estimate of sales beyond existing backlog, giving consideration to customers' forecasted demand, ordering patterns and product life cycles. Significant reductions in product pricing, or changes in technology and/or demand may necessitate additional write-downs of inventory carrying value in the future.

     Product Warranties

     The Company provides for the estimated cost of product warranties at the time revenue is recognized. While it engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates and material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from management's estimates, revisions to the estimated warranty liability would be required.

     Deferred Income Tax Asset Valuation Allowance

     The deferred income tax asset reflects the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and for income tax purposes. A deferred income tax asset is recognized if realization of such asset is more likely than not, based upon the weight of available evidence which includes historical operating performance and the Company's forecast of future operating performance. The Company evaluates the realizability of its deferred income tax asset on a quarterly basis, and a valuation allowance is provided, as necessary. During this evaluation, the Company reviews its forecasts of income in conjunction with the positive and negative evidence surrounding the realizability of its deferred income tax asset to determine if a valuation allowance is needed. If in the future a portion or all of a valuation allowance is no longer deemed to be necessary, reductions of the valuation allowance will either increase additional paid-in capital or decrease the income tax provision, depending on the nature of the underlying deferred tax asset. Alternatively, if in the future the Company were unable to support the recovery of its net deferred income tax asset, it would be required to provide an additional valuation allowance for all or a portion of the net deferred income tax asset, which would increase the income tax provision. At February 28, 2003, the Company's net deferred income tax asset was $6,530,000, which amount is net of a valuation allowance of $3,335,000. During fiscal years 2003 and 2002, the valuation allowance was reduced by an aggregate amount of $9,173,000, substantially all of which related to tax benefits associated with exercises of non-qualified stock options in prior years and was therefore recognized by increasing additional paid-in capital. Further reductions of the valuation allowance, if any, in future years would be recognized as a reduction of the income tax provision.

Valuation of Long-lived Assets and Goodwill

     The Company accounts for long-lived assets other than goodwill in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and Disposal of Long Lived Assets" ("SFAS 144"), which supersedes Statement of Financial Accounting Standards No. 121 and certain sections of Accounting Principles Board Opinion No. 30 specific to discontinued operations. SFAS 144 classifies long-lived assets as either: (1) to be held and used; (2) to be disposed of by other than sale; or (3) to be disposed of by sale. This standard introduces a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range is estimated for the amount of possible future cash flows. The Company has adopted this statement, which has not had a material impact on our financial position or results of operations. SFAS 144 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company does not believe that any such changes have taken place.

     The Company also adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", on March 3, 2002 (the first day of fiscal 2003). As a result, goodwill is no longer amortized, but is subject to a transitional impairment analysis and is tested for impairment on an annual basis, or more frequently as impairment indicators arise. The test for impairment involves the use of estimates related to the fair values of the business operations with which goodwill is associated and is usually based on projected cash flows or a market value approach.

     The Company believes the estimate of its valuation of long-lived assets and goodwill is a "critical accounting estimate" because if circumstances arose that led to a decrease in the valuation it could have a material impact on the Company's results of operations.


Recent Developments

     Subsequent to February 28, 2003, the Company experienced a substantial reduction in orders from the primary customers of its Satellite business unit. These key customers advised the Company that the principal reason for their order reductions is due to accumulated excess inventory levels. The Company believes this situation will adversely affect sales and results of operations for at least the first two quarters of fiscal 2004. In response to this downturn in its Satellite business, during the first quarter of fiscal 2004 the Company reduced its workforce by approximately 50%, which included approximately 225 contract workers. In addition, the Company is in the process of consolidating its satellite dish antenna manufacturing operations in Wisconsin. The Company believes that this significant decline in Satellite product orders is a temporary condition. However, the Company is currently evaluating other restructuring actions that it may undertake in the event the downturn in its Satellite business persists longer than is currently expected.


Results of Operations, Fiscal Years 2001 Through 2003

     The following table sets forth, for the periods indicated, the percentage of sales represented by items included in the Company's Consolidated Statements of Operations:

                                          Year Ended February 28,
                                       ----------------------------
                                       2003       2002       2001
                                      ------     ------     ------

Sales                                  100.0%     100.0%     100.0%
Cost of goods sold                      79.5       77.8       80.4
                                       -----      -----      -----
Gross profit                            20.5       22.2       19.6

Operating expenses:
  Research and development               6.0        7.3        5.2
  Selling                                2.6        3.4        3.0
  General and administrative             3.8        6.3        4.6
                                       -----      -----      -----
Operating income                         8.1        5.2        6.8

Settlement of litigation                  -        (1.1)        -
Other expense, net                      (0.2)        -        (0.3)
                                       -----      -----      -----
Income from continuing operations
  before income taxes                    7.9        4.1        6.5

Income tax provision                    (2.8)      (1.3)      (2.4)
                                       -----      -----      -----
Income from continuing operations        5.1        2.8        4.1

Income from discontinued operations       -          -         0.2
Gain on sale of discontinued
 Operations                               -         1.6         -
                                       -----      -----      -----
Net income                               5.1%       4.4%       4.3%
                                       =====      =====      =====

     The Company's sales and gross profit by business segment for the last three years are as follows:

                               SALES BY SEGMENT

                                     Year Ended February 28,
                   --------------------------------------------------------
                         2003                 2002              2001
                   ---------------      ---------------     ---------------
                             % of                 % of                % of
    Segment         $000s    Total       $000s    Total      $000s    Total
  -----------      -------   -----      -------   -----     -------   -----
Satellite         $ 88,437    88.4%    $ 78,899    78.3%   $ 85,107    72.7%
Wireless Access     11,607    11.6%      21,816    21.7%     32,022    27.3%
                   -------   -----      -------   -----     -------   -----
Total             $100,044   100.0%    $100,715   100.0%   $117,129   100.0%
                   =======   =====      =======   =====     =======   =====


                          GROSS PROFIT BY SEGMENT

                                     Year Ended February 28,
                   --------------------------------------------------------
                         2003                 2002              2001
                   ---------------      ---------------     ---------------
                             % of                 % of                % of
    Segment         $000s    Total       $000s    Total      $000s    Total
  -----------      -------   -----      -------   -----     -------   -----
Satellite         $ 17,251    84.0%    $ 15,469    69.1%    $12,752    55.4%
Wireless Access      3,282    16.0%       6,904    30.9%     10,249    44.6%
                   -------   -----      -------   -----      ------   -----
Total             $ 20,533   100.0%    $ 22,373   100.0%    $23,001   100.0%
                   =======   =====      =======   =====      ======   =====


     The Satellite business unit generates its revenue almost entirely from the sale of outdoor reception equipment for use with subscription satellite television programming services. Such products accounted for approximately 99%, 98% and 93% of Satellite segment revenues in fiscal years 2003, 2002 and 2001, respectively. The remaining revenue of the Satellite segment in these fiscal years was generated from the sale of commercial satellite products for video and data reception.

     Revenue of the Wireless Access business segment revenue by product type for the last three years is as follows (in $000s):

                                             Fiscal year ended February 28,
                                             -----------------------------
                                              2003        2002        2001
                                              ----        ----        ----
    Wireless television products            $10,004     $ 4,867     $12,788

    Broadband wireless access antenna
     transceivers                             1,603      16,949      19,234
                                            -------     -------     -------
    Total Wireless Access segment revenue   $11,607     $21,816     $32,022
                                            =======     =======     =======


Fiscal Years 2003 and 2002

     Sales

     Sales of Satellite products increased $9,538,000, or 12.1% in fiscal 2003 from fiscal 2002. This increase resulted from the acquisition of the Kaul-Tronics satellite antenna dish business on April 5, 2002, as further described in Note 2 to the accompanying consolidated financial statements. The acquired Kaul-Tronics business accounted for approximately $16 million of Satellite segment sales during fiscal 2003, substantially all of which consisted of antenna dishes and associated mounting hardware. Partially offsetting the fiscal 2003 revenue contribution of the Kaul-Tronics business was a decline in revenue from the sale of integrated amplifier/downconverter devices (referred to in the industry as Low Noise Block Feeds or "LNBFs") due to a decline of approximately 8% in units sold. The average selling price of LNBFs in fiscal 2003 was relatively unchanged from fiscal 2002.

     Sales of Wireless Access products in fiscal 2003 decreased $10,209,000, or 47%, from fiscal 2002. This is the net result of a $15,346,000 decline in sales of broadband wireless access antenna transceivers and a $5,137,000 increase in sales of Wireless Cable television products. The decline in broadband wireless transceivers is attributable to a combination of the general slowdown in capital spending in the telecommunications industry and the anticipation of next generation non-line of sight broadband wireless products. The Company does not anticipate that its Wireless Access sales will increase appreciably until the broadband wireless service providers resume the expansion of their subscriber bases. Management believes that the future success of the Company's Wireless Access business segment is dependent to a large degree on the market acceptance and market penetration of broadband wireless access technology developed by Navini Networks, Inc. ("Navini"). The Company has licensed this technology from Navini, and is developing customer premise equipment products that are compatible with Navini's broadband wireless system technology. In response to the substantial decline in its broadband wireless product line, the Company's Wireless Access unit concentrated its sales efforts on foreign Wireless Cable television system operators, and was able to grow this portion of its Wireless business in fiscal 2003 despite the fact that the overall Wireless Cable television market is declining.


     Gross Profit and Gross Margins

     Satellite gross profit increased $1,782,000, or 11.5%, while gross margin for Satellite products was stable year over year (19.5% and 19.6% in fiscal 2003 and fiscal 2002, respectively). Benefiting fiscal 2003 gross profit and gross margin were cost reductions on existing Satellite products arising from product design changes and negotiated price reductions on raw material components. However, the positive impact of these cost reductions were largely offset by several negative factors, specifically: production inefficiencies caused by delays in receiving materials during and after the West Coast dockworkers lockout; lower average selling prices for mature LNBF products; costs associated with production ramp-up of new Satellite products; raw steel price increases during fiscal 2003; and costs associated with a Satellite product replacement program in the fourth quarter of fiscal 2003. The Satellite product replacement program, which is discussed further in Note 11 to the accompanying consolidated financial statements, resulted in warranty-related costs of approximately $450,000 in fiscal 2003.

     Wireless Access gross profit decreased $3,622,000, or 52%, while gross margin for Wireless Access products declined to 28.3% in fiscal 2003 from 31.6% in fiscal 2002. These declines are primarily attributable to the 47% decrease in Wireless sales and lower absorption of fixed overhead costs.

     Operating Expenses

     Research and development expenses decreased by $1,355,000, or 18%, from $7,337,000 in fiscal year 2002 to $5,982,000 in fiscal year 2003. This decline is primarily due to headcount reductions and a reduced level of subcontracted product development expenses of the Wireless Access business segment in fiscal 2003. In the second quarter of fiscal 2003, the Company cancelled a product development contract for broadband wireless application specific integrated circuits (ASICs) because the market timing for large scale deployment of this technology was uncertain in the near-term future. As a result of this cancellation, expense associated with this product development contract was $384,000 less in fiscal 2003 compared to fiscal 2002.

     Selling expenses decreased by $896,000 from $3,456,000 in fiscal year 2002 to $2,560,000 in fiscal year 2003. The decrease occurred primarily because fiscal 2002 selling expense included the write-off of a receivable from a customer of the Company's Wireless Access business unit in the amount of $817,000.

     General and administrative expense decreased by $2,540,000 to $3,781,000 in fiscal 2003 from $6,321,000 in fiscal 2002. This decrease was due primarily to lower accounting and legal expenses of $1,365,000, lower consulting expense of $182,000, lower employee recruiting and relocation expenses of $239,000, lower goodwill amortization expense of $270,000 (because beginning in fiscal 2003 goodwill is no longer amortized, as discussed further in Note 5 to the accompanying consolidated financial statements), and lower incentive compensation expense of $104,000. Another factor contributing $215,000 to this year-to-year change is that G&A expense for fiscal 2002 includes a loss on sale of equipment of $58,000, while G&A expense for fiscal 2003 includes a gain on sale of equipment of $157,000. Contributing to the year-to-year declines for accounting, legal and consulting expenses discussed above were the fact that these professional service expenses for fiscal 2002 included approximately $950,000 associated with the restatement of the Company's fiscal 2000 and interim fiscal 2001 financial statements. Remaining reductions in professional service fees in fiscal 2003 compared to fiscal 2002 are primarily because fiscal 2002 amounts included legal fees in connection with several litigation matters (as further described in Note 12 to the accompanying financial statements), and because fiscal 2002 accounting expense includes audit fees for redundant services due to the Company's decision to terminate Arthur Andersen and to engage KPMG to audit the fiscal 2002 financial statements after Arthur Andersen had already begun its work on that audit.

     Operating income increased by $2,951,000 from $5,259,000 in fiscal year 2002 to $8,210,000 in fiscal year 2003. The principal reasons for the improvement are as described above: a $1.8 million decrease in gross profit, offset by a $4.8 million decrease in operating expenses.

     Litigation Settlement

     The "settlement of litigation" expense in the amount of $1,125,000 for fiscal 2002 represents an accrued settlement of $925,000 for litigation brought against the Company as a result of the fiscal 2000 and 2001 financial misstatements caused by the Company's former controller, and an accrual of $200,000 for a contingent refund payable to an insurance company involving a legal settlement reached in March 2000, all as further described in Note 12 to the accompanying financial statements. The Company had no litigation settlement expense in fiscal 2003.

     Income Tax Provision and Deferred Income Tax Asset

     The effective tax rates for fiscal 2003 and 2002 were 35.5% and 31.3%, respectively. The increase in the effective tax rate in fiscal 2003 compared to fiscal 2002 was attributable primarily to state income tax rate changes.

     The deferred income tax asset valuation allowance was established in years prior to fiscal 2002 because management believed at the time that it did not have the basis to conclude that it was more likely than not that the deferred income tax asset would be fully realized in the future. Based on profitable operations in the most recent three year period, and on management's internal forecast of future operating results, management believes it is more likely than not that the Company will generate sufficient taxable income in the future to utilize deferred tax assets of $6,530,000, and accordingly the deferred tax asset valuation allowance was reduced by $5,389,000 during fiscal 2003. Because that portion of the valuation allowance that was reduced during fiscal 2003 was associated with tax deductions on non-qualified employee stock options which were exercised in earlier years, the valuation allowance was reduced with a corresponding increase in additional paid-in capital. Further reductions of the valuation allowance, if any, in future years would be recognized as a reduction of the income tax provision.

     Income from continuing operations

     For the reasons discussed above, income from continuing operations increased from $2.9 million in fiscal year 2002 to $5.2 million in fiscal year 2003.


Fiscal Years 2002 and 2001

     Sales

     Sales of Satellite products in fiscal 2002 decreased $6,208,000, or 7.3%, from fiscal 2001, primarily because the satellite television system operators reduced their orders beginning in the second half of fiscal 2001 to reduce their excess inventory levels. These order cutbacks persisted through the first half of fiscal 2002. As a result, fiscal 2002 sales of the Satellite segment fell short of the fiscal 2001 sales level.

     Sales of Wireless Access products decreased $10,206,000, or 31.9%, due to a combination of the general slowdown in capital spending in the telecommunications industry and the anticipation of second generation non-line-of-sight products. These factors resulted in a steady decline in sequential quarter sales of the Wireless business segment during the fiscal 2002. Wireless Access sales in the fiscal 2002 fourth quarter were only $2.7 million.

     Gross Profit and Gross Margins

     Satellite gross profit increased $2,717,000, or 21.3%, while gross margin improved to 19.6% in fiscal 2002 from 15.0% in fiscal 2001. This improvement occurred primarily because the Company completed the consolidation of its Texas plant into its California manufacturing operations at the end of fiscal 2001, resulting in reduced manufacturing costs starting in the first quarter of fiscal 2002. Also, Satellite gross margin in fiscal 2001 had been adversely impacted by electronic component shortages that caused production inefficiencies.

     Wireless Access gross profit decreased $3,345,000, or 32.6%, while gross margin declined to 31.6% in fiscal 2002 from 32.0% in the previous year. These declines were principally due to the 32% decline in Wireless sales as discussed above.

     Operating Expenses

     Research and development ("R&D") expenses increased by $1,271,000 from $6,066,000 in fiscal 2001 to $7,337,000 in fiscal 2002. Investment in R&D had been increased in an effort to improve the Company's market position in both of its business segments. Increased R&D spending was primarily in the form of additional engineering and design personnel, higher salaries to remain competitive with industry compensation trends, and higher material costs relating to new product design primarily related to the next generation of broadband wireless products for the Company's Wireless Access business segment.

     Selling expense was $3,460,000 in fiscal 2001 and $3,456,000 in fiscal 2002. Selling expense for fiscal 2002 includes bad debts expense of $988,000, which was primarily related to the write-off of a receivable from a customer of the Company's Wireless Access business unit in the amount of $817,000. Selling expense for fiscal 2001 includes bad debt expense of only $174,000. Offsetting the increase in bad debt expense were decreases in discretionary marketing spending in fiscal 2002 compared to fiscal 2001.

     General and administrative expense increased by $955,000 to $6,321,000 in fiscal 2002 from $5,366,000 in fiscal 2001. This increase was due primarily to expenses of $950,000, primarily for accounting, legal and consulting services, incurred in the first quarter of fiscal 2002 in connection with the restatement of the Company's fiscal 2000 and interim fiscal 2001 financial statements.

     Operating income

     Operating income decreased from $8,109,000 in fiscal 2001 to $5,259,000 in fiscal 2002 due to the decline in gross profit of $628,000 and the increase in operating expenses of $2,222,000, as discussed above.

     Litigation Settlement

     The "settlement of litigation" expense in the amount of $1,125,000 for fiscal 2002 represents an accrued settlement of $925,000 for litigation brought against the Company as a result of the fiscal 2000 and 2001 financial misstatements caused by the Company's former controller, and an accrual of $200,000 for a contingent refund payable to an insurance company involving a legal settlement reached in March 2000, all as further described in Note 12 to the accompanying consolidated financial statements.

     Income Tax Provision and Deferred Income Tax Asset

     The effective tax rates for fiscal 2002 and 2001 were 31.3% and 36.3%, respectively. The decline in the effective tax rate is attributable primarily to research and development tax credits and the tax benefit associated with the new Extraterritorial Income Exclusion ("EIE") beginning in fiscal 2002. Under the EIE rules, taxable income associated with qualifying sales made to foreign customers is excludable from taxable income.

	During fiscal 2002, the Company recognized income tax benefits of $3,525,000 associated with tax deductions on non-qualified employee stock options that were exercised prior to fiscal 2002. These tax benefits were recognized by reducing the deferred income tax asset valuation allowance in the aggregate amount of $3,525,000, with a corresponding increase in additional paid-in capital. Reduction of the deferred income tax asset valuation allowance during fiscal 2002 resulted in a net deferred income tax asset of $3,580,000 at the end of fiscal 2002.

     Discontinued Operations

     As described further in Note 14 to the accompanying consolidated financial statements, the Company sold its 51% ownership interest in Micro Pulse during the second quarter of fiscal 2002. A gain of $1,615,000 net of tax was recognized on this transaction.

     Net Income

     Net income, for reasons described above, decreased to $4,464,000 in fiscal 2002 from $5,209,000 in fiscal 2001.


Liquidity and Capital Resources

     The Company's primary sources of liquidity are its cash and cash equivalents, which amounted to $21,947,000 at February 28, 2003, and its $13 million working capital line of credit with a bank. During fiscal year 2003, cash and cash equivalents decreased by $1,209,000. This net decrease consisted of cash used for the acquisition of Kaul-Tronics of $16,534,000, cash used for equipment purchases of $1,670,000, and debt repayments of $971,000, partially offset by proceeds from new bank borrowings of $12,000,000, cash provided by operating activities of $5,479,000, and other cash inflows totaling $487,000.

     Cash was used by an increase in operating working capital during fiscal 2003 in the aggregate amount of $5,882,000, comprised of a $7,834,000 increase in accounts receivable, a $2,360,000 increase in inventories, a $61,000 increase in prepaid expenses and other assets and a decrease of $1,467,000 in accrued liabilities, partially offset by an increase of $5,840,000 in accounts payable.

     The Company believes that inflation and foreign currency exchange rates have not had a material effect on its operations. The Company believes that fiscal year 2004 will not be impacted significantly by foreign exchange since a significant portion of the Company's sales are to U.S. markets, or to international markets where its sales are denominated in U.S. dollars.

     As further described in Note 2 to the accompanying consolidated financial statements, on May 2, 2002, the Company entered into a new $12 million term loan with its bank to partially finance the acquisition of the assets and business of Kaul-Tronics, Inc. and two affiliated companies (the "Kaul-Tronics Acquisition"), which was consummated on April 5, 2002. The new term loan bears interest at LIBOR plus 2.0% or the bank's prime rate.

     On April 3, 2002, the Company's working capital line of credit was increased from $8 million to $13 million, and on April 5, 2002, the Company borrowed $12 million on the working capital line of credit to partially fund the Kaul-Tronics Acquisition. In addition to the $12 million proceeds of the line of credit borrowing, the Company used approximately $4.5 million of its existing cash and cash equivalents and issued approximately 929,000 shares of its common stock to pay for the Kaul-Tronics Acquisition. On May 2, 2002, the $12 million outstanding balance on the working capital line of credit was converted into a new $12 million bank term loan referred to in the preceding paragraph. Also on May 2, 2002, the maturity date of the $13 million working capital line was extended from August 2, 2002 to August 2, 2005. At February 28, 2003, there are no outstanding borrowings under the working capital line of credit, and $1,582,000 of the line is reserved for outstanding standby letters of credit.

     The bank credit agreement which encompasses the working capital revolving line of credit and the bank term loan described above contains certain financial covenants and ratios that the Company is required to maintain, including a fixed charge coverage ratio of not less than 1.25 to 1.0, a current ratio of not less than 2.0 to 1.0, a leverage ratio of not more than 2.25 to 1.0, tangible net worth of at least $19,050,000 (such minimum amount increasing by $1 million annually beginning on March 1, 2003), cash and cash equivalents not less than $8 million, and net income of at least $1.00 in each fiscal year. At February 28, 2003, the Company was in compliance with all such covenants. However, for its fiscal year ending February 28, 2004, the Company anticipates that it will not be in compliance with the fixed charge coverage ratio requirement beginning with the first quarter of fiscal 2004, due to the downturn in the Company's Satellite segment as further discussed under the heading "Recent Developments" above. The Company plans to seek a waiver or amendment of the bank credit agreement in the event it is not able to maintain compliance during fiscal 2004 with this covenant or any other financial covenant contained in the bank credit agreement.

     Following is a summary of the Company's contractual cash obligations as of February 28, 2003 (in thousands):

                          Future Cash Payments Due by Fiscal Year
                     ----------------------------------------------
  Contractual
  Obligations         2004    2005    2006    2007    2008    2009    Total
---------------      ------  ------  ------  ------  ------  ------  ------

Debt                $3,005  $3,435  $3,423  $2,911  $2,400   $  400  $15,574

Operating leases       803       6       3     -       -        -        812
                    ------  ------  ------  ------  ------   ------   ------
Total contractual
 cash obligations   $3,808  $3,441  $3,426  $2,911  $2,400   $  400  $16,386
                    ======  ======  ======  ======  ======   ======   ======

     The Company believes that cash flow from operations, together with amounts available under its working capital line of credit, are sufficient to support operations, fund capital equipment requirements and discharge contractual cash obligations over the next twelve months.


New Authoritative Pronouncements

     See Note 1 of the accompanying consolidated financial statements for a description of new authoritative accounting pronouncements either recently adopted or which had not yet been adopted by the Company as of the end of fiscal 2003.


ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company's primary market risk exposure is interest rate risk. As of February 28, 2003, the Company's term debt and credit facility with its bank are subject to variable interest rates. The Company monitors its debt and interest bearing cash equivalents levels to mitigate the risk of interest rate fluctuations. A fluctuation of one percent in interest rates would have an annual impact of approximately $100,000 net of tax on the Company's Statement of Operations.


FORWARD LOOKING STATEMENTS

     Forward looking statements in this Form 10-K which include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions, projections and other information regarding future performance, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "may" "could", "plans", "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance and are subject to certain risks and uncertainties, including, without limitation, product demand, market growth, new competition, competitive pricing and continued pricing declines in the DBS market, supplier constraints, manufacturing yields, meeting demand with multiple facilities, timing and market acceptance of new product introductions, new technologies, the outcome of the pending Securities and Exchange Commission investigation, and other risks and uncertainties that are detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, copies of which may be obtained from the Company upon request. Such risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


RISK FACTORS

     The Company's business operations and implementation of its long-term business strategy are subject to significant risks inherent in its business, including, without limitation, the risks and uncertainties described below. The occurrence of any one or more of the risks or uncertainties described below could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

  OUR BUSINESS IS SUBJECT TO MANY FACTORS THAT COULD CAUSE OUR QUARTERLY OR ANNUAL OPERATING RESULTS TO FLUCTUATE AND OUR STOCK PRICE TO BE VOLATILE

     Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of securities analysts and investors, the trading price of our common stock could significantly decline. Some of the factors that could affect our quarterly or annual operating results include:

- the timing and amount of, or cancellation or rescheduling of, orders for our products;

- our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions; announcements, new product introductions and reductions in price of products offered by our competitors;

- our ability to achieve cost reductions;

- our ability to obtain sufficient supplies of sole or limited source components for our products;

- our ability to achieve and maintain production volumes and quality levels for our products;

- the volume of products sold and the mix of distribution channels through which they are sold;

- the loss of any one of our major customers or a significant reduction in orders from those customers;

- increased competition, particularly from larger, better capitalized competitors;

- fluctuations in demand for our products and services; and

- telecommunications and wireless market conditions specifically and economic conditions generally.

     Due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of products could occur at the end of our fiscal quarter. Failure to ship products by the end of a quarter may adversely affect our operating results. In the future, our customers may delay delivery schedules or cancel their orders without notice. Due to these and other factors, quarterly revenue, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

  BECAUSE SOME OF OUR KEY COMPONENTS ARE FROM SOLE SOURCE SUPPLIERS OR REQUIRE LONG LEAD TIMES, OUR BUSINESS IS SUBJECT TO UNEXPECTED
  INTERRUPTIONS, WHICH COULD CAUSE OUR OPERATING RESULTS TO SUFFER.

     Some of our key components are complex to manufacture and have long lead times. Also, some of our components are purchased from sole source vendors for which alternative sources are not readily available. In the event of a reduction or interruption of supply, or a degradation in quality, as many as six months could be required before we would begin receiving adequate supplies from alternative suppliers, if any. As a result, product shipments could be delayed and our revenues and results of operations would suffer. If we receive a smaller allocation of component parts than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could choose to purchase competing products and we could lose market share.

  OUR LACK OF PRODUCT DIVERSIFICATION MEANS THAT ANY DECLINE IN PRICE OR DEMAND FOR OUR PRODUCTS WOULD ADVERSELY AFFECT OUR BUSINESS.

     Our Satellite and Wireless Access products have accounted for substantially all of our historical revenue and are expected to do so for the foreseeable future. Consequently, a decline in the price of, or demand for, our Satellite or Wireless Access products, or their failure to achieve or maintain broad market acceptance, would adversely affect our business.

  IF WE DO NOT MEET PRODUCT INTRODUCTION DEADLINES, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our inability to develop new products or product features on a timely basis, or the failure of new products or product features to achieve market acceptance, could adversely affect our business. In the past, we have experienced design and manufacturing difficulties that have delayed our development, introduction or marketing of new products and enhancements which have caused us to incur unexpected expenses. In addition, some of our customers have conditioned their future purchases of our products on the addition of product features. In the past we have experienced delays in introducing new features. Furthermore, in order to compete in some markets, we will have to develop different versions of our existing products that operate at different frequencies and comply with diverse, new or varying governmental regulations in each market.

  DEMAND FOR OUR PRODUCTS FLUCTUATES RAPIDLY AND UNPREDICTABLY, WHICH MAKES IT DIFFICULT TO MANAGE OUR BUSINESS EFFICIENTLY AND CAN REDUCE OUR GROSS MARGINS AND PROFITABILITY.

     Our cost structure is based in part on our expectations for future demand. Many costs, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. The rapid and unpredictable shifts in demand for our products make it difficult to plan manufacturing capacity and business operations efficiently. If demand is significantly below expectations, we may be unable to rapidly reduce these fixed costs, which can diminish gross margins and cause losses. A sudden downturn may also leave us with excess inventory, which may be rendered obsolete as products evolve during the downturn and demand shifts to newer products.
Our ability to reduce costs and expenses is further constrained because we must continue to invest in research and development to maintain our competitive position and to maintain service and support for our existing global customer base. Conversely, in sudden upturns, we sometimes incur significant costs to rapidly expedite delivery of components, procure scarce components and outsource additional manufacturing processes. These costs could reduce our gross margins and overall profitability. Any of these results could adversely affect our business.

  BECAUSE WE SELL SOME OF OUR PRODUCTS IN COUNTRIES OTHER THAN THE UNITED STATES, SUBJECTING US TO DIFFERENT REGULATORY SCHEMES, AND WE HAVE A SIGNIFICANT FOREIGN SUPPLY BASE, WE MAY NOT BE ABLE TO DEVELOP PRODUCTS THAT WORK WITH THE DIFFERENT STANDARDS RESULTING IN OUR INABILITY TO SELL OUR PRODUCTS, AND, FURTHER, WE MAY BE SUBJECT TO POLITICAL, ECONOMIC, AND OTHER CONDITIONS AFFECTING SUCH COUNTRIES THAT COULD RESULT IN REDUCED SALES OF OUR PRODUCTS AND WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     If our sales are to grow in the longer term, we must continue to sell our products in many different countries. Many countries require communications equipment used in their country to comply with unique regulations, including safety regulations, radio frequency allocation schemes and standards. If we cannot develop products that work with different standards, we will be unable to sell our products. If compliance proves to be more expensive or time consuming than we anticipate, our business would be adversely affected. Some countries have not completed their radio frequency allocation process and therefore we do not know the standards with which we would be forced to comply. Furthermore, standards and regulatory requirements are subject to change. If we fail to anticipate or comply with these new standards, our business and results of operations will be adversely affected.

     Sales to customers outside the U.S. accounted for 9.5%, 17.6% and 24.6% of our total sales for the fiscal years ended February 28, 2003, 2002 and 2001, respectively. Accordingly, we are subject to the political, economic and other conditions affecting countries or jurisdictions other than the U.S., including Africa, the Middle East, Europe and Asia. Any interruption or curtailment of trade between the countries in which we operate and their present trading partners, change in exchange rates, significant shift in U.S. trade policy toward these countries, or significant downturn in the political, economic or financial condition of these countries, could cause demand for and sales of our products to decrease, or subject us to increased regulation including future import and export restrictions, any of which could adversely affect our business.

     Additionally, a substantial portion of our components and subassemblies are procured from foreign suppliers located primarily in Hong Kong, mainland China, Taiwan, and other Pacific Rim countries. Any significant shift in U.S. trade policy toward these countries, a significant downturn in the political, economic or financial condition of these countries, or further spread of Severe Acute Respiratory Syndrome (SARS) in these geographic areas, could cause disruption of our supply chain or otherwise disrupt our operations, which could adversely affect our business.

  WE RELY ON A RELATIVELY LIMITED NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR SALES AND BUSINESS.

     We generate a significant portion of our sales from a relatively small number of customers. Sales to our four largest customers accounted for approximately 71%, 82% and 65% of total sales in the fiscal years ended February 28, 2003, 2002 and 2001, respectively. The loss of, or a decrease in orders by, one or more of our major customers could adversely affect our sales, business and reputation.

     In addition, Sprint, currently the largest MMDS license holder in the U.S., accounted for 62% and 37% of the sales of our Wireless Access business unit in fiscal years ended February 28, 2002 and 2001, respectively. In October 2001, Sprint announced that it had suspended any new deployments of broadband wireless equipment, as well as ceased the acquisition of any new customers, until substantial progress is made on next generation MMDS non-line-of-sight technologies. As a result, we had no revenue from Sprint in our fiscal year ended February 28, 2003. Our Wireless Access business unit has only a small number of other customers.

  WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS AND OUR CUSTOMERS MAY CEASE PURCHASING OUR PRODUCTS AT ANY TIME.

     We generally do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly, our customers can cease purchasing our products at any time without penalty, our customers are free to purchase products from our competitors, we are exposed to competitive price pressure on each order, and our customers are not required to make minimum purchases.

  OUR WIRELESS ACCESS BUSINESS IS SUBJECT TO RAPID TECHNOLOGY CHANGES, EVOLVING STANDARDS AND GOVERNMENT REGULATION.

     The market for broadband wireless Internet access served by our Wireless Access business is subject to rapid technological change, frequent new service introductions and evolving industry standards. In the near term future, we believe that the success of our Wireless Access business is dependent to a large degree on the market acceptance and market penetration of broadband wireless access technology developed by Navini. The Company has licensed this technology from Navini, and is developing customer premise equipment products that are compatible with Navini's broadband wireless system technology. Longer term, we believe that our future success will depend largely on our ability to anticipate or adapt to technological changes and to offer, on a timely basis, products that meet evolving standards. We cannot predict the extent to which competitors using existing or future methods of delivery of Internet access services will compete with our services. We cannot assure you that:

 - Navini's technology will achieve significant market acceptance and market penetration

 - existing, proposed or undeveloped technologies will not render our broadband wireless systems less profitable or less viable,

 - we will have the resources to acquire new technologies or to introduce new services that could compete with future technologies, or

 - we will be successful in responding to technological changes in a timely and cost effective manner.

     Additionally, regulatory changes by the U.S. Federal Communications Commission or by regulatory agencies outside the United States, including changes in the allocation of available frequency spectrum, could significantly affect our operations by restricting our development efforts, rendering current products obsolete, or increasing the opportunity for additional competition. There can be no assurance that new regulations will not be promulgated that could materially and adversely affect our business and operating results.

  BECAUSE THE MARKETS IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE AND MANY OF OUR COMPETITORS HAVE GREATER RESOURCES THAN WE HAVE, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL CONTINUE TO BE ACCEPTED IN THE MARKETPLACE OR CAPTURE INCREASED MARKET SHARE.

     The market for integrated microwave fixed point reception and transmission products is intensely competitive and characterized by rapid technological change, evolving standards, short product life cycles, and price erosion. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Given the highly competitive environment in which we operate, we cannot be sure that any competitive advantages enjoyed by our products would be sufficient to establish and sustain our products in the market. Any increase in price or other competition could result in erosion of our market share, to the extent we have obtained market share, and would have a negative impact on our financial condition and results of operations. We cannot provide assurance that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

     We face competition from a variety of companies, which generally vary in size and in the scope and breadth of products and services offered. We also face competition from customers' or prospective customers' own internal development efforts. Many of the companies that compete, or may compete in the future, against us have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources. These competitors may also have pre-existing relationships with our customers or potential customers.
As a result, they may be able to introduce new technologies, respond more quickly to changing customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Our competitors may successfully integrate the functionality of our reception and transmission products into their products and thereby render our products obsolete. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

     We believe our principal competitors for our Satellite Products business include Sharp, Channelmaster, Wistron NeWeb Corporation, Alps, Winegard and MTI, and the principal competitors for our Wireless Access business include or will include IP Wireless, Motorola, WaveCom Electronics Inc., NextNet and Proxim Corporation. In addition, there have been a number of announcements by other companies, including smaller emerging companies, that they intend to enter the market segments adjacent to or addressed by our products.

  WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, AND OUR COMPETITORS MAY BE ABLE TO OFFER SIMILAR PRODUCTS AND SERVICES THAT WOULD HARM OUR COMPETITIVE POSITION.

     Our ability to succeed in our Wireless Access business may depend, in large part, upon our intellectual property. We rely primarily on patents, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our intellectual property. These mechanisms provide us with only limited protection. We currently hold 21 patents and have 12 patent applications pending. As part of our confidentiality procedures, we enter into non-disclosure agreements with all of our executive officers, managers and supervisory employees. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. Furthermore, effective protection of intellectual property rights is unavailable or limited in some foreign countries. Our protection of our intellectual property rights may not provide us with any legal remedy should our competitors independently develop similar technology, duplicate our products and services, or design around any intellectual property rights we hold.

  WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT HAVE ADVERSE CONSEQUENCES FOR OUR BUSINESS.

     In April 2002, we completed the acquisition of the assets and business of Kaul-Tronics, Inc. As part of our business strategy, from time to time, we expect to review opportunities to acquire and may acquire other businesses or products that will complement our existing product offerings, augment our market coverage or enhance our technological capabilities. Although we have no current agreements or negotiations underway with respect to any material acquisitions, we may make acquisitions of businesses, products or technologies in the future. However, we cannot be sure that we will be able to locate suitable acquisition opportunities. The acquisitions that we have completed and that we may complete in the future could result in the following, any of which could seriously harm our results of operations or the price of our stock: (i) issuances of equity securities that would dilute the percentage ownership of our current stockholders; (ii) large one-time write-offs; (iii) the incurrence of debt and contingent liabilities; (iv) difficulties in the assimilation and integration of the acquired companies;
(v) diversion of management's attention from other business concerns; (vi) contractual disputes; (vii) risks of entering geographic and business markets in which we have no or only limited prior experience; and (viii) potential loss of key employees of acquired organizations.

  OUR PRIMARY OPERATIONS ARE LOCATED NEAR KNOWN EARTHQUAKE FAULTS.

     The occurrence of an earthquake or other natural disaster in the vicinity of our primary operations located in Camarillo, California could cause significant damage to our facility that may require us to cease or suspend operations. Although we currently have insurance for earthquake risks, we can provide no assurance that such insurance coverage would be adequate in the event of a catastrophic loss, or that earthquake insurance will continue to be available, or that if available that earthquake coverage will continue to be carried by us in the future.

  WE DEPEND ON OUR SENIOR MANAGEMENT AND OTHER KEY PERSONNEL. IF WE LOSE ANY OF MEMBERS OF OUR SENIOR MANAGEMENT TEAM, OUR ABILITY TO CARRY OUT OUR LONG-TERM BUSINESS STRATEGY COULD BE ADVERSELY AFFECTED.

     We believe our future success largely depends on the expertise of our senior management team. The loss of one or more members of senior management could disrupt our operations or the execution of our business strategy. We do not maintain key person life insurance on any officer or manager.

  WE FACE RISKS ASSOCIATED WITH A PENDING SEC INVESTIGATION.

     As a result of the financial misstatements caused by our former controller, as discussed in Note 12 to the accompanying consolidated financial statements, the Securities and Exchange Commission opened an investigation into the matter. The Company has been, and expects to continue, cooperating with the SEC in connection with its investigation. We can provide no assurance that we will be able to avoid the imposition of penalties or other sanctions by the SEC as a result of this investigation.





                         INDEPENDENT AUDITORS' REPORT



The Board of Directors
California Amplifier, Inc.:
We have audited the accompanying consolidated balance sheets of California Amplifier, Inc. and subsidiaries as of March 1, 2003 and March 2, 2002 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The 2001 consolidated financial statements of California Amplifier, Inc. were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated May 30, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of California Amplifier, Inc. and subsidiaries as of March 1, 2003 and March 2, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company implemented Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on March 3, 2002.


/s/KPMG LLP
Los Angeles, California
April 8, 2003




NOTE:
----
The report of independent public accountants presented below is a copy of a report previously issued by Arthur Andersen LLP ("Andersen"), and has not been reissued by Andersen. Certain financial statements referred to in the Andersen report below are not physically included in this fiscal 2003 Annual Report to Stockholders.



      *      *      *      *      *      *      *      *      *      *




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




     We have audited the accompanying consolidated balance sheet of California Amplifier, Inc. (a Delaware corporation) and subsidiaries as of March 3, 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the two years in the period ended March 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Amplifier, Inc. and subsidiaries as of March 3, 2001, and the results of their operations and their cash flows for the two years in the period ended March 3, 2001 in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP

Los Angeles, California
May 30, 2001







                           CALIFORNIA AMPLIFIER, INC.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT PAR VALUE)

                                                           February 28,
                                                      ---------------------
                                                        2003         2002
                                                      --------     --------
             Assets
Current assets:
   Cash and cash equivalents                          $ 21,947     $ 23,156
   Accounts receivable, less allowance for
    doubtful accounts of $273 and $417 in 2003
    and 2002, respectively                              16,053        8,219
   Inventories, net                                     12,862        9,472
   Deferred income tax assets                            1,130        3,580
   Prepaid expenses and other current assets             1,100        1,312
                                                      --------     --------
          Total current assets                          53,092       45,739
                                                      --------     --------
Property, equipment and improvements, net of
 accumulated depreciation and amortization               9,322        7,375
Deferred income tax assets, less current portion         5,400          -
Goodwill                                                20,938        3,287
Other assets                                               845          287
                                                      --------     --------
                                                      $ 89,597     $ 56,688
                                                      ========     ========
    Liabilities and Stockholders' Equity
Current liabilities:
   Current portion of long-term debt                  $  3,005     $    917
   Accounts payable                                     11,553        5,713
   Accrued payroll and employee benefits                 1,649        1,870
   Other accrued liabilities                             2,198        6,980
                                                      --------     --------
          Total current liabilities                     18,405       15,480
                                                      --------     --------
Long-term debt, less current portion                    12,569        3,628
                                                      --------     --------
Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.01 par value; 3,000 shares
    authorized; no shares issued or outstanding            -            -
   Common Stock, $.01 par value; 30,000 shares
    authorized; 14,745 and 13,630 shares issued
    and outstanding in 2003 and 2002, respectively         147          136
   Additional paid-in capital                           43,441       27,569
   Retained earnings                                    15,836       10,676
   Accumulated other comprehensive loss                   (801)        (801)
                                                      --------     --------
          Total stockholders' equity                    58,623       37,580
                                                      --------     --------
                                                      $ 89,597     $ 56,688
                                                      ========     ========


            See accompanying notes to consolidated financial statements.


                              CALIFORNIA AMPLIFIER, INC.
                         CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 Year ended February 28,
                                             -----------------------------
                                               2003       2002       2001
                                             --------   --------   -------
Sales                                       $100,044    $100,715   $117,129
Cost of goods sold                            79,511      78,342     94,128
                                            --------    --------    -------
Gross profit                                  20,533      22,373     23,001
                                            --------    --------    -------
Operating expenses:
  Research and development                     5,982       7,337      6,066
  Selling                                      2,560       3,456      3,460
  General and administrative                   3,781       6,321      5,366
                                            --------    --------    -------
Total operating expenses                      12,323      17,114     14,892
                                            --------    --------    -------
Operating income                               8,210       5,259      8,109
                                            --------    --------    -------
Non-operating income (expense):
   Settlement of litigation                      -        (1,125)       -
   Other income (expense), net                  (215)         47       (359)
                                            --------    --------     -------
Total non-operating expense                     (215)     (1,078)      (359)
                                            --------    --------     -------
Income from continuing operations
  before income taxes                          7,995       4,181      7,750
Income tax provision                          (2,835)     (1,307)    (2,810)
                                            --------    --------    -------
Income from continuing operations              5,160       2,874      4,940

Income (loss) from discontinued operations,
  net of tax                                     -           (25)       269
Gain on sale of discontinued operations,
  net of tax                                     -         1,615        -
                                            --------    --------    -------
Net income                                  $  5,160    $  4,464    $ 5,209
                                            ========    ========    =======

Basic earnings per share:
  Income from continuing operations         $   0.35    $   0.21    $  0.37
  Income from discontinued operations            -           -         0.02
  Gain on sale of discontinued operations        -          0.12        -
                                            --------    --------    -------
    Net income                              $   0.35    $   0.33    $  0.39
                                            ========    ========    =======
Diluted earnings per share:
  Income from continuing operations         $   0.35    $   0.21    $  0.35
  Income from discontinued operations            -           -         0.02
  Gain on sale of discontinued operations        -          0.11        -
                                            --------    --------    -------
    Net income                              $   0.35    $   0.32    $  0.37
                                            ========    ========    =======
Shares used in computing basic and
  diluted earnings per share:
    Basic                                     14,639      13,727     13,507
                                            ========    ========    =======
    Diluted                                   14,870      13,979     14,217
                                            ========    ========    =======

            See accompanying notes to consolidated financial statements.


                           CALIFORNIA AMPLIFIER, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         AND COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)

                                                             Accum-
                                                             ulated
                                                             Other
                      Common Stock     Additional            Compre-
                     --------------     Paid-in   Retained   hensive
                     Shares    Amount   Capital   Earnings    Loss    Total
                     ------    ------    ------    ------    ------   ------
Balances at
 February 28, 2000    12,658      127     17,377     1,003    (226)   18,281
Exercise of stock
 options                 353        3      2,207       -        -      2,210
Issuances of
 common stock            590        6      4,391       -        -      4,397
Net income                -        -          -      5,209      -      5,209
Foreign currency
 translation
 adjustment               -        -          -        -      (473)     (473)
                                                                      ------
Comprehensive income                                                   4,736
                      ------   ------    -------   -------  ------    ------
Balances at
 February 28, 2001    13,601      136     23,975     6,212    (699)   29,624
Exercise of stock
 options                  29       -          69       -        -         69
Tax benefits from
 exercise of non-
 qualified stock
 options                  -        -       3,525       -        -      3,525
Net income                -        -          -      4,464      -      4,464
Foreign currency
 translation
 adjustment               -        -          -        -      (102)     (102)
                                                                      ------
Comprehensive income                                                   4,362
                      ------   ------    -------   -------  ------    ------
Balances at
 February 28, 2002    13,630      136     27,569    10,676    (801)   37,580
Exercise of stock
 options                  64        1        159       -        -        160
Issuances of
 common stock          1,051       10     10,074       -        -     10,084
Tax benefits from
 exercise of non-
 qualified stock
 options                  -        -       5,639       -        -      5,639
Net income and compre-
 hensive income           -        -          -      5,160      -      5,160
                      ------   ------    -------   -------  ------    ------
Balances at
 February 28, 2003    14,745   $  147    $43,441   $15,836   $(801)  $58,623
                      ======   ======    =======   =======   =====    ======

            See accompanying notes to consolidated financial statements.
                             CALIFORNIA AMPLIFIER, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   Year ended February 28,
                                               ------------------------------
                                                 2003       2002       2001
                                               --------   --------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                      $ 5,160    $ 4,464   $ 5,209
Adjustments to reconcile net income
 to net cash provided by operating activities:
  Depreciation and amortization                   3,669      4,317     4,250
  Non-cash litigation charge                        -          700       -
  (Gain) loss on sale and disposal of equipment    (157)        58       (41)
  Increase in equity associated with tax
   benefit from exercise of stock options         5,639      3,525       -
  Deferred tax assets, net                       (2,950)    (2,233)    2,608
  Minority interest in net income (loss)
    of discontinued operation, net of tax           -          (24)      314
  Gain on sale of discontinued operation            -       (1,615)      -
  Changes in operating assets and liabilities:
    Accounts receivable                          (7,834)     3,260     3,668
    Inventories                                  (2,360)       283     2,520
    Prepaid expenses and other assets               (61)      (880)      184
    Accounts payable                              5,840        424    (8,981)
    Accrued liabilities                          (1,467)        34    (2,222)
                                               --------   --------  --------
NET CASH PROVIDED BY OPERATING ACTIVITIES         5,479     12,313     7,509
                                               --------   --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment and improvements          (1,670)    (1,534)   (4,337)
Proceeds from sale of equipment                     327         44        51
Acquisition of Kaul-Tronics                     (16,534)       -         -
Net proceeds from sale of discontinued
 operations                                         -        2,956       -
                                               --------   --------  --------
NET CASH PROVIDED BY (USED IN) INVESTING
 ACTIVITIES                                     (17,877)     1,466    (4,286)
                                               --------   --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt                     12,000        -       5,000
Debt repayments                                    (971)      (599)   (2,742)
Proceeds from exercise of stock options             160         69     2,210
                                               --------   --------  --------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                      11,189       (530)    4,468
                                               --------   --------  --------
EFFECT OF FOREIGN EXCHANGE RATES                    -         (102)     (473)
                                               --------   --------  --------
Net change in cash and cash equivalents          (1,209)    13,147     7,218
Cash and cash equivalents at beginning of year   23,156     10,009     2,791
                                               --------   --------  --------
Cash and cash equivalents at end of year        $21,947    $23,156   $10,009
                                               ========   ========  ========


            See accompanying notes to consolidated financial statements.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

Description of Business

     California Amplifier, Inc. (the "Company") designs, manufactures and markets microwave equipment used in the reception of television programming transmitted from satellites and wireless terrestrial transmission sites, and two-way transceivers used for wireless high-speed Internet (broadband) service. The Company's Satellite business unit designs and markets reception products principally for the Direct Broadcast Satellite ("DBS") subscription television market in the United States, as well as a full line of consumer and commercial products for video and data reception. The Wireless Access business unit designs and markets integrated reception and two-way transmission fixed wireless equipment for broadband data and video applications.

     As described further in Note 14, in July 2001 the Company sold its 51% interest in Micro Pulse, a company engaged in the design, manufacture and marketing of antennas and amplifiers used principally in global positioning satellite (GPS) applications. Accordingly, the results of operations of Micro Pulse, which represented a separate business segment of the Company, have been presented as a discontinued operation in the accompanying consolidated statements of operations for fiscal years 2002 and 2001.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company (a Delaware corporation) and its wholly-owned subsidiaries, California Amplifier SARL, the Company's subsidiary in France, and Cal Amp Limited, the Company's Hong Kong subsidiary. Operations of the Hong Kong subsidiary were wound down beginning in November 2001, and this subsidiary was subsequently dissolved. All significant intercompany transactions have been eliminated in consolidation.

Fiscal Year

     The Company uses a 52-53 week fiscal year ending on the Saturday closest to February 28, which for fiscal years 2003, 2002 and 2001 fell on March 1, 2003, March 2, 2002 and March 3, 2001, respectively. In these consolidated financial statements, the fiscal year end for all years is shown as February 28 for clarity of presentation. Fiscal year 2001 consisted of 53 weeks, compared to 52 weeks for fiscal years 2003 and 2002.

Revenue Recognition

     The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collection is probable. Generally, these criteria are met at the time product is shipped, except for shipments made on the basis of "FOB Destination" terms, in which case title transfers to the customer and the revenue is recorded by the Company when the shipment reaches the customer. Customers do not have rights of return except for defective products returned during the warranty period.

     In fiscal 2001, the Company adopted Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. In accordance with the requirements of this pronouncement, the Company includes shipping and handling fees billed to customers as sales. Shipping and handling fees included in sales for fiscal years 2003, 2002 and 2001 were $574,000, $224,000 and $446,000, respectively.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of less than three months to be cash equivalents.

Concentrations of Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market instruments and trade receivables. The Company currently invests its excess cash in money market mutual funds managed by or affiliated with its U.S. commercial bank. The Company had cash and cash equivalents in one U.S. bank in excess of federally insured amounts. Cash and cash equivalents in U.S. and foreign banks is as follows (in thousands):

                                     February 28,
                                 2003          2002
                                ------        ------
U.S. banks                     $20,095       $22,582
Foreign banks                    1,852           574
                               -------       -------
                               $21,947       $23,156
                               =======       =======

     Because the Company sells into markets dominated by a few large service providers, a significant percentage of consolidated sales and consolidated accounts receivable relate to a small number of customers. Sales to customers which accounted for 10% or more of consolidated annual sales for the last three years, as a percent of consolidated sales, are as follows:

                               Year ended February 28,
                           ------------------------------
             Customer       2003        2002        2001
             --------      ------      ------      ------
                A           43.8%       25.8%       22.0%
                B            9.5%       30.6%       23.9%
                C             -         13.5%       10.0%
                D            0.1%       11.7%        9.2%

     The Company's four largest customers in fiscal 2003, including two customers which do not appear in the table above, accounted for approximately 71% of total fiscal 2003 sales.

     Accounts receivable amounts at fiscal year-end from the customers referred to in the table above, expressed as a percent of consolidated net accounts receivable, are as follows:

                                     February 28,
                                  2003         2002
                                ------        ------
                A                58.0%         39.6%
                B                15.1%         30.0%
                C                  -             -
                D                  -            8.5%

     Customers A, B and D are customers of the Satellite segment, while C is a customer of the Wireless Access segment.


Allowance for Doubtful Accounts

     The Company establishes an allowance for estimated bad debts based upon a review and evaluation of specific customer accounts identified as known and expected collection problems, based on historical experience, due to insolvency, disputes or other collection issues. During fiscal 2002, the Company reserved for and wrote off accounts receivable in the net amount of $817,000 due from a Wireless Access customer. During fiscal 2003, the Company reduced its allowance for doubtful accounts by $96,000 by crediting bad debt expense as a result of its review and evaluation of the collectibility of outstanding receivables.

Inventories

     Inventories include costs of materials, labor and manufacturing overhead. Inventories are stated at the lower of cost or net realizable value, with cost determined principally by the use of the first-in, first-out method.

Investments

     The Company classifies investments in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income until realized, or until holding losses are deemed to be permanent, at which time an impairment charge is recorded.

     At February 28, 2003 and 2002, the Company had no trading or held-to-maturity investments. Its sole available-for-sale investment, acquired in connection with the settlement during fiscal year 2002 of a former customer's outstanding accounts receivable balance, had a carrying value of $87,000 and $345,000 at February 28, 2003 and 2002, respectively, and is included in prepaid expenses and other current assets in the accompanying balance sheet at those dates. The Company recorded an impairment charge of $258,000 on this investment during the fourth quarter of fiscal 2003, which is included in selling expenses in the accompanying consolidated statement of operations because the investment asset had been initially recorded in fiscal 2002 with an offsetting reduction of bad debts expense, which is also classified as a selling expense.

Property, equipment and improvements

     Property, equipment and improvements are stated at cost. The Company follows the policy of capitalizing expenditures that increase asset lives, and charging ordinary maintenance and repairs to operations, as incurred. When assets are sold or disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operating income.

     Depreciation and amortization are based upon the estimated useful lives of the related assets using the straight-line method. Buildings, which were acquired in the Kaul-Tronics acquisition (see Note 2), are being depreciated over 20 years. Plant equipment and office equipment are depreciated over useful lives ranging from two to five years, while tooling is depreciated over 18 months. Leasehold improvements are amortized over the shorter of the lease term or the useful life of the improvements.

Goodwill

     Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets and identifiable intangible assets of businesses acquired. Through the end of fiscal 2002, goodwill was amortized on a straight-line basis over 15 years. As a result of adopting Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Intangible Assets" effective March 3, 2002 (the first day of fiscal 2003), beginning in fiscal year 2003 goodwill is no longer being amortized. Instead, goodwill is evaluated periodically for impairment pursuant to the provisions of this new pronouncement, as described in more detail under "New Authoritative Pronouncements" below.

Accounting for Long-Lived Assets Other Than Goodwill

     The Company reviews property and equipment and other long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable. Recoverability is measured by comparison of the asset's carrying amount to the undiscounted future net cash flows an asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount at which the carrying amount of the asset exceeds the projected discounted future cash flows arising from the asset.

Disclosures About Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate:

    Cash and cash equivalents, accounts receivable and accounts payable - The carrying amount is a reasonable estimate of fair value given the short maturity of these instruments.

    Long-term debt - The carrying value approximates fair value since the interest rate on the long-term debt approximates the interest rate which is currently available to the Company for the issuance of debt with similar terms and maturities.

Warranty

     The Company warrants its products against defects over periods ranging from 3 to 24 months. An accrual for estimated future costs relating to products returned under warranty is recorded as an expense when products are shipped. At the end of each quarter, the Company adjusts its liability for warranty claims based on its actual warranty claims experience as a percentage of sales for the preceding three years. In addition, during the fourth quarter of fiscal 2003, the Company accrued warranty cost of $250,000 in connection with a product replacement program, as further described in
Note 11. Such amount is included in the warranty liability at February 28, 2003. See Note 10 for a table of annual increases in and reductions of the warranty liability for the last three years.

Deferred Income Tax Assets

     Deferred income tax assets reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
A deferred income tax asset is recognized if realization of such asset is more likely than not, based upon the weight of available evidence which includes historical operating performance and the Company's forecast of future operating performance. The Company evaluates the realizability of its deferred income tax assets on a quarterly basis, and a valuation allowance is provided, as necessary, in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". During this evaluation, the Company reviews its forecasts of income in conjunction with the positive and negative evidence surrounding the realizability of its deferred income tax assets to determine if a valuation allowance is needed.

Foreign Currency Translation and Comprehensive Income (Loss)

     Historically, the Company's French subsidiary used the local currency as its functional currency. The local currency was the French franc until January 1, 2002 and the Euro beginning on that date. The financial statements of the French subsidiary were translated into U.S. dollars using current or historical exchange rates, as appropriate, with translation gains or losses included in the accumulated other comprehensive loss account in the stockholders' equity section of the consolidated balance sheet.

     In connection with the conversion of the French subsidiary's local currency from the franc to the Euro, the Company evaluated which currency, the Euro or the U.S. dollar, is best suited to be used as the functional currency. On the basis of this evaluation, management determined that the functional currency should be changed from the Euro to the U.S. dollar, and this change was made effective February 1, 2002. As a result of this change, the foreign currency translation account balance of $801,000 included in accumulated other comprehensive loss will remain unchanged until such time as the French subsidiary ceases to be part of the Company's consolidated financial statements. No income tax expense or benefit has been allocated to this component of accumulated other comprehensive loss because the Company expects that undistributed earnings of this foreign subsidiary will be reinvested indefinitely.

     The aggregate foreign exchange gains included in determining income from continuing operations were $97,000, $11,000 and $24,000 in fiscal 2003, fiscal 2002 and fiscal 2001, respectively.

Earnings (Loss) Per Share

     Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution, using the treasury stock method, that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings of the Company. In computing diluted earnings per share, the treasury stock method assumes that outstanding options are exercised and the proceeds are used to purchase common stock at the average market price during the period. Options will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options.

Accounting for Stock Options

     As allowed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and comply with the pro forma disclosure requirements of SFAS 123, as set forth in Note 8.

Recent Authoritative Pronouncements

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Accounting for Business Combinations" ("SFAS 141"). SFAS 141 establishes accounting and reporting standards for business combinations initiated after June 30, 2001. It requires that all business combinations use the Purchase Method of Accounting. Goodwill will continue to be initially recognized as an asset in the financial statements and goodwill will be measured as the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. An intangible asset acquired in a business combination is recognized as an asset apart from goodwill if that asset arises from contractual or other legal rights. The Company adopted SFAS 141 on March 3, 2002 (the first day of fiscal 2003). The adoption of SFAS 141 did not have a material effect on the Company's results of operations, financial position or liquidity.

     In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill is no longer amortized but rather is tested for impairment at least annually at the reporting unit level. A recognized intangible asset is amortized over its useful life and reviewed for impairment in accordance with SFAS 144 (see below). A recognized intangible asset with an indefinite useful life is not amortized until its life is determined to be finite. The Company adopted SFAS 142 on March 3, 2002. As a result of adopting SFAS 142, beginning in fiscal 2003 the Company no longer records amortization on goodwill. See Note 5 for a discussion of the results of the Company's transitional goodwill impairment test conducted as of March 3, 2002, and the first annual goodwill impairment test conducted as of December 31, 2002.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and / or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 in March 2003 (the beginning of its fiscal year 2004). The Company believes that the adoption of SFAS 143 will not have a material effect on the Company's results of operations, financial position or liquidity.

     In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 144 on March 3, 2002. The adoption of SFAS 144 did not have a material effect on the Company's results of operations, financial position or liquidity.

     In April 2002, the FASB issued Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which among other things provides guidance in reporting gains and losses from extinguishments of debt and accounting for leases. The Company adopted certain provisions of this statement in fiscal 2003, and the remaining provisions will be adopted in fiscal 2004. The statement provisions adopted in fiscal 2003 had no impact on the Company's financial position or its results of operations, and the Company does not expect the adoption of the remaining provisions in fiscal 2004 to have a material impact on its financial position or its results of operations.

     In July 2002, the FASB issued Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS No. 146 nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". It requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB's conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this statement in the fourth quarter of fiscal 2003. The adoption of SFAS 146 did not have a material effect on the Company's financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which clarifies disclosure and recognition / measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition / measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company adopted this statement in the fourth quarter of fiscal 2003. The adoption of FIN 45 did not have a material effect on the Company's financial position or results of operations.

     In December 2002, the FASB issued Financial Accounting Standards
No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an Amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. In addition, amendments are made to the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The Company adopted the disclosure requirements of SFAS 148 in the fourth quarter of fiscal 2003, but has made no decision on whether or when it will adopt the fair value based method of accounting for stock-based employee compensation provided for in SFAS 123 as amended by SFAS 148.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The recognition and measurement provisions of FIN 46 are effective for newly created variable interest entities formed after January 31, 2003, and for existing variable interest entities, on the first interim or annual reporting period beginning after June 15, 2003. FIN 46, which the Company adopted in the fourth quarter of fiscal 2003, had no impact on the consolidated financial statements.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas where significant judgments are made include, but are not limited to: allowance for doubtful accounts, inventory valuation, product warranties, deferred income tax asset valuation allowances, and valuation of long-lived assets and goodwill. Actual results could differ materially from these estimates.

Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.


Note 2 - KAUL-TRONICS ACQUISITION

     On April 5, 2002, the Company acquired substantially all of the assets, properties and business of Kaul-Tronics, Inc., a Wisconsin corporation, and two affiliated companies (collectively, "Kaul-Tronics"). The results of Kaul-Tronics' operations have been included in the Company's consolidated financial statements since that date. The operations acquired by the Company involve primarily the design and manufacture of satellite antenna dishes used in the DBS industry. The satellite antenna dishes of the type produced by Kaul-Tronics, and the downconverter/amplifier devices ("LNBFs") of the type produced by the Company, together comprise the outdoor portion of customer premise equipment for DBS television reception. In calendar year 2001, Kaul-Tronics had revenues of approximately $36 million and pretax income of $4.8 million. Kaul-Tronics' 2001 revenues included approximately $12 million of LNBFs of the type produced by the Company.

     The acquisition of Kaul-Tronics was motivated principally by the Company's desire to vertically integrate into the production and sale of DBS dish antennas, so that the Company can provide the entire outdoor portion of the customer premise equipment and solidify its relationship with the satellite television system operators. Another reason for the acquisition is that it provided the Company with new customers, specifically distributors of satellite television reception products.

     The total acquisition cost was $22,588,000, consisting of a cash payment to the sellers of $16,063,000, issuance to the sellers of 929,086 shares of the Company's common stock valued at $6,054,000, and $471,000 for direct costs of the acquisition including legal, accounting and financial advisory fees. The acquisition gave rise to goodwill of $17,651,000, which was assigned to the Company's Satellite business segment. The value of the common shares issued was determined based on the average closing price of the Company's common stock during the six trading day period beginning two trading days before the acquisition was agreed to and ending two trading days after the terms of the acquisition were announced.

     Factors that contributed to a purchase price that resulted in the recognition of goodwill include the following: (i) Kaul-Tronics has been engaged in designing, manufacturing and selling satellite television reception equipment for approximately 20 years, during which time it became one of the largest suppliers of dish antennas to the U.S. market; (ii) it had a reputation in the industry for high quality, reliable products, and it developed strong customer relationships; (iii) Kaul-Tronics had a history of profitable operations -- in 1999, 2000 and 2001, Kaul-Tronics, an S Corporation, had pretax income of $6,157,000, $3,236,000 and $4,798,000, respectively; and (iv) the agreed-upon purchase price was supported by a fairness opinion issued by an independent financial advisor.

     The source of funds for the cash payment was the Company's cash on hand and the proceeds of a $12 million drawdown on the Company's existing bank revolving line of credit which had been increased from $8 million to $13 million effective April 3, 2002. On May 2, 2002, the $12 million outstanding principal balance on the revolver was converted into a new $12 million term loan. The new term loan bears interest at LIBOR plus 2.0% or the bank's prime rate. The $12 million term loan provides for interest only payments until April 1, 2003, and thereafter provides for monthly principal reductions of $200,000 plus accrued interest.

     Following is a computation of the goodwill arising from this acquisition (in thousands):

    Total acquisition costs                                 $22,588

    Fair value of net assets acquired:
      Inventory                                      $1,030
      Prepaid expenses                                    4
      Land                                              675
      Buildings and equipment                         3,323
      Non-compete agreements                            400
      Accrued liabilities assumed                      (495)
                                                    -------
        Total fair value of net assets acquired               4,937
                                                            -------
    Goodwill                                                $17,651
                                                            =======

     The following pro forma information is presented as if the acquisition had occurred at the beginning of each of the respective periods in the table below (in thousands):
                                          Year ended February 28,
                               --------------------------------------------
                                       2003                     2002
                               -------------------      -------------------
                                  As         Pro           As         Pro
                               reported     forma       reported     forma
                               --------    --------     --------    --------
      Sales                    $100,044    $102,671     $100,715    $138,106

      Income from continuing
       operations               $ 5,160     $ 5,307      $ 2,874    $  5,514

      Income from continuing
       operations per share:
        Basic                   $   .35     $   .36      $   .21    $    .38
        Diluted                 $   .35     $   .35      $   .21    $    .37

The "as reported" amounts for the year ended February 28, 2003 include the operating results of Kaul-Tronics for the 11 month period beginning on the April 5, 2002 acquisition date. Pro forma adjustments for the year ended February 28, 2003 consist mainly of adding Kaul-Tronics' results for the month of March 2002. Because Kaul-Tronics had a different fiscal year-end than the Company, pro forma adjustments for the year ended February 28, 2002 include Kaul-Tronics' results for the 12 months ended December 30, 2001.

     Pursuant to the provisions of SFAS 142, which the Company adopted effective at the beginning of fiscal 2003, goodwill which arose from this transaction will not be amortized. Instead, goodwill is evaluated on an annual basis for impairment, as further discussed in Note 5. The goodwill arising from this acquisition is expected to be deductible for income taxes.


NOTE 3 - INVENTORIES

     Inventories consist of the following (in thousands):

                                            February 28,
                                      -----------------------
                                        2003            2002
                                      -------          ------
Raw materials                         $ 9,627         $ 6,163
Finished goods                          3,235           3,309
                                      -------         -------
                                      $12,862         $ 9,472
                                      =======         =======


NOTE 4 - PROPERTY, EQUIPMENT AND IMPROVEMENTS

     Property, equipment and improvements consist of the following (in thousands):

                                            February 28,
                                      -----------------------
                                        2003            2002
                                      -------          ------
Land                                  $   675         $   -
Buildings and improvements              3,414           1,283
Plant equipment and tooling            22,276          21,497
Office equipment, computers
 and furniture                          4,083           4,220
                                      -------         -------
                                       30,448          27,000
Less accumulated depreciation
 and amortization                     (21,126)        (19,625)
                                      -------         -------
                                      $ 9,322         $ 7,375
                                      =======         =======


Note 5 - GOODWILL AND OTHER INTANGIBLE ASSETS

     As a result of adopting SFAS 142 at the beginning of fiscal 2003, the Company no longer records amortization on goodwill. Goodwill acquired in fiscal 2000 was, prior to fiscal 2003, being amortized at the rate of $270,000 per year. For the years ended February 28, 2002 and 2001, income from continuing operations and income from continuing operations per share adjusted to exclude goodwill amortization expense is as follows (in thousands except per share amounts):

                                             Year ended
                                            February 28,
                                      -----------------------
                                       2002             2001
                                      ------           ------
  Income from continuing
   operations as reported             $2,874           $4,940
  Add back goodwill amortization         270              270
                                       -----            -----
  Income from continuing
   operations as adjusted             $3,144           $5,210
                                       =====            =====
  Income from continuing
   operations per share:
     Basic -
       As reported                      $.21             $.37
       As adjusted                      $.23             $.39

     Diluted -
       As reported                      $.21             $.35
       As adjusted                      $.22             $.37


    The change in the carrying amount of goodwill in fiscal year 2003 is as follows (in thousands):

         Balance as of February 28, 2002              $  3,287

         Goodwill acquired in April 2002 (Note 2)       17,651
                                                       -------
         Balance as of February 28, 2003              $ 20,938
                                                       =======

     All goodwill is associated with the Company's Satellite business segment. The Company's transitional goodwill impairment test was conducted as of March 3, 2002 (the first day of fiscal 2003). This test indicated that there was no impairment of goodwill. The Company used a discounted cash flow approach to estimate the fair value of its Satellite reporting unit.

     The first annual goodwill impairment test was conducted as of December 31, 2002. This test indicated that there was no impairment of goodwill. The Company used a discounted cash flow approach to estimate the fair value of its Satellite reporting unit.

     At February 28, 2003, the gross carrying amount and accumulated amortization of covenants not to compete acquired in conjunction with the Kaul-Tronics purchase (Note 2) was $400,000 and $96,000, respectively. The covenants not to compete, which are included in Other Assets in the accompanying consolidated balance sheet at February 28, 2003, are being amortized on a straight-line basis over a weighted average life of approximately 4.1 years.


NOTE 6 - FINANCING ARRANGEMENTS AND CONTRACTUAL CASH OBLIGATIONS

Short-term Borrowings and Credit Facilities

     At February 28, 2003, the Company had a $13 million working capital revolving line of credit with a commercial bank which matures on August 3, 2005. Borrowings under this line of credit bear interest at LIBOR plus 2.0% or the bank's prime rate, and are secured by substantially all of the Company's assets. At February 28, 2003 and 2002, no amounts were outstanding under the line of credit. At February 28, 2003, $1,582,000 of the line of credit amount was reserved for two outstanding irrevocable stand-by letters of credit.

Long-term Debt

     Long-term debt consists of the following (in thousands):

                                                          February 28,
                                                    ----------------------
                                                     2003            2002
                                                    ------          ------
Bank term loan payable, interest fixed at 4.75%
 until April 2, 2004 and thereafter floating at
 bank prime rate or fixed at 1 or 3 month LIBOR
 plus 2%, principal due in monthly installments
 ranging from $83 to $87 through August 2, 2006     $ 3,574         $ 4,545

Bank term loan payable, interest fixed at 3.34%
 until May 28, 2003 and thereafter floating at
 LIBOR plus 2% or bank prime rate, principal
 due in monthly installments of $200 beginning
 May 2003 and continuing through April 2008          12,000             -
                                                    -------         -------
                                                     15,574           4,545
Less portion due within one year                     (3,005)           (917)
                                                    -------         -------
                                                    $12,569         $ 3,628
                                                    =======         =======

     The bank credit agreement which encompasses the working capital revolving line of credit and the two bank term loans described above contains certain financial covenants and ratios that the Company is required to maintain, including a fixed charge coverage ratio of not less than 1.25 to 1.0, a current ratio of not less than 2.0 to 1.0, a leverage ratio of not more than 2.25 to 1.0, tangible net worth of at least $19,050,000 (such minimum amount increasing by $1 million annually beginning on March 1,
2003), cash and cash equivalents not less than $8 million, and net income of at least $1.00 in each fiscal year. At February 28, 2003, the Company was in compliance with all such covenants. However, for its fiscal year ending February 28, 2004 the Company anticipates that it will not be in compliance with the fixed charge coverage ratio requirement beginning with the first quarter of fiscal 2004. The Company plans to seek a waiver or amendment of the bank credit agreement in the event it is not able to maintain compliance during fiscal 2004 with this covenant or any other financial covenant contained in the bank credit agreement.

Contractual Cash Obligations

     Following is a summary of the Company's contractual cash obligations as of February 28, 2003 (in thousands):

                          Future Cash Payments Due by Fiscal Year
                     ----------------------------------------------
  Contractual
  Obligations         2004    2005    2006    2007    2008    2009    Total
---------------      ------  ------  ------  ------  ------  ------  ------

Debt                $3,005  $3,435  $3,423  $2,911  $2,400   $  400  $15,574

Operating leases       803       6       3     -       -        -        812
                    ------  ------  ------  ------  ------   ------   ------
Total contractual
 cash obligations   $3,808  $3,441  $3,426  $2,911  $2,400   $  400  $16,386
                    ======  ======  ======  ======  ======   ======   ======


     Rent expense under operating leases was $760,000, $1,062,000 and $842,000 for fiscal years 2003, 2002 and 2001, respectively.


NOTE 7 - INCOME TAXES

     The Company's income from continuing operations before income taxes consists of the following (in thousands):

                                           Year ended February 28,
                                      --------------------------------
                                       2003         2002         2001
                                      ------       ------       ------

        Domestic                     $ 7,642      $ 3,930      $ 6,550
        Foreign                          353          251        1,200
                                     -------      -------      -------
                                     $ 7,995      $ 4,181      $ 7,750
                                     =======      =======      =======


     The tax provision for income from continuing operations consists of the following (in thousands):

                                           Year ended February 28,
                                      --------------------------------
                                       2003         2002         2001
                                      ------       ------       ------
Current:
  Federal                            $    59      $  (132)     $   -
  State                                   79         (271)          14
  Foreign                                (57)           9          290
                                      ------       ------       ------
  Total current                           81         (394)         304
                                      ------       ------       ------
Deferred:
  Federal                             (2,395)        (725)       2,251
  State                                 (490)      (1,099)         294
  Foreign                                 -            -           (39)
                                     -------      -------      -------
  Total deferred                      (2,885)      (1,824)       2,506
                                     -------      -------      -------
Charge in lieu of taxes
 attributable to tax benefit
 from employee stock options           5,639        3,525          -
                                     -------      -------      -------
                                     $ 2,835      $ 1,307      $ 2,810
                                     =======      =======      =======

     Differences between the income tax provision and income taxes computed using the statutory federal income tax rate are as follows (in thousands):

                                           Year ended February 28,
                                      --------------------------------
                                       2003         2002         2001
                                      ------       ------       ------
Income tax at statutory federal
 rate (34%)                          $ 2,718      $ 1,421      $ 2,635
State income taxes, net of
 federal income tax effect               106         (194)         201
Foreign taxes                           (176)          38           -
Valuation allowance                      505          230          157
Research and development credits        (264)        (154)          -
Extraterritorial income exclusion        (68)        (102)          -
Other, net                                14           68         (183)
                                     -------      -------      -------
                                     $ 2,835      $ 1,307      $ 2,810
                                     =======      =======      =======

     The components of the net deferred income tax asset at February 28, 2003 and 2002 are as follows (in thousands):

                                             February 28,
                                       ----------------------
                                        2003            2002
                                       ------          ------
Inventory reserve                      $  273          $  749
Allowance for doubtful accounts            80             136
Warranty reserve                          196             146
Compensation and vacation accruals        139             357
Depreciation                              120             185
Legal settlement accrual                  400             389
Goodwill amortization                    (499)             (7)
Capitalized R&D cost amortization         495             503
Net operating loss carryforward         4,697           6,609
Research and development credits        2,701           2,093
Other tax credits                       1,220           1,118
Other, net                                 43              26
                                       ------          ------
                                        9,865          12,304
Valuation allowance                    (3,335)         (8,724)
                                       ------          ------
                                        6,530           3,580
Less current portion                   (1,130)         (3,580)
                                       ------          ------

Non-current portion                    $5,400          $  -
                                       ======          ======

     At February 28, 2002, the deferred tax asset valuation allowance was $8,724,000. Of this amount, approximately $5.6 million represented reserved tax benefits associated with the exercise of non-qualified stock options in years prior to fiscal 2002 and, in general, those are the tax benefits which are being recognized first.

     Based on profitable operations in the most recent three year period, and on management's internal forecast of future operating results, management believes it is more likely than not that the Company will generate sufficient taxable income in the future to utilize deferred tax assets of $6,530,000, and accordingly the deferred tax asset valuation allowance was reduced by $5,389,000 during fiscal 2003 with a corresponding increase in additional paid-in capital.

     At February 28, 2003, the Company has net operating loss carryforwards ("NOLs") of approximately $12.5 million and $750,000 for federal and state purposes, respectively. The federal NOLs expire at various dates through 2022, and the state NOLs expire at various dates through 2007.

     As of February 28, 2003, the Company had foreign tax credit carryforwards of $87,000 expiring at various dates through 2007, research and development tax credit carryforwards of $2,069,000 and $959,000 for federal and state income tax purposes, respectively, expiring at various dates through 2013, and manufacturing investment credit carryforwards of $968,000 for state income tax purposes expiring at various dates through 2013.

     The Company has not provided withholdings and U.S. federal income taxes on approximately $480,000 of undistributed earnings of its foreign subsidiaries because such earnings are or will be reinvested indefinitely in such subsidiaries or will be approximately offset by credits for foreign taxes paid. It is not practical to determine the U.S. federal income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.


NOTE 8 - STOCKHOLDERS' EQUITY

Stock Options

     The Company has two stock option plans for its employees, the 1989 Key Employee Stock Option Plan ("1989 Plan"), and the 1999 Stock Option Plan ("1999 Plan"). Under the 1999 Plan, stock options can be granted at prices not less than 100% of the fair market value at the date of grant. Option grants become exercisable on a vesting schedule established by the Compensation Committee of the Board of Directors at the time of grant, usually over a four-year period.

     The following table summarizes the option activity for fiscal years 2003, 2002 and 2001 (in thousands except dollar amounts):

                                                    Weighted
                                      Number         Average
                                      Shares       Option Price
                                     --------        --------

Outstanding at February 28, 2000      1,685            10.36
Granted                                 564            28.78
Exercised                              (353)            6.27
Canceled                               (102)           29.84
                                      -----           ------
Outstanding at February 28, 2001      1,794           $15.85
Granted                                 754             4.68
Exercised                               (29)            2.34
Canceled                               (315)           23.06
                                      -----           ------
Outstanding at February 28, 2002      2,204           $11.17
Granted                                 341             5.22
Exercised                               (64)            2.53
Canceled                               (169)           11.44
                                      -----           ------
Outstanding at February 28, 2003      2,312           $10.51
                                      =====           ======

     Options outstanding at February 28, 2003 and related weighted average price and life information is as follows:

                            Weighted      Total
                             Average     Weighted                   Weighted
   Range of       Total     Remaining    Average                     Average
   Exercise      Options       Life      Exercise     Options       Exercise
    Prices     Outstanding   (Years)      Price     Exercisable       Price
   --------      --------   --------     --------     --------      --------
 $1.69-$1.88      161,750       5.8       $ 1.79       161,750       $ 1.79
  2.06- 2.76      243,500       4.8         2.25       243,500         2.25
  3.50- 4.99      821,000       7.4         4.39       443,250         4.23
  5.00- 7.22      545,838       7.4         5.68       229,838         6.33
  8.00-12.25       74,750       6.1         8.91        66,750         8.96
 15.75-19.88      102,500       7.3        19.49        55,875        19.22
 20.19-28.00       82,000       6.6        25.71        70,000        25.78
 39.38-40.00      129,000       7.0        39.98        95,500        39.98
 43.50-50.56      152,000       7.1        44.99        92,000        45.96
 -----------    ---------      ----       ------     ---------       ------
$1.69-$50.56    2,312,338       6.9       $10.51     1,458,463       $10.76
 ===========    =========      ====       ======     =========       ======

     The weighted average fair value for stock options granted in fiscal years 2003, 2002 and 2001 was $4.48, $4.58 and $26.28, respectively.

     The number of stock options available for grant under the 1999 Stock Option Plan at the end of each fiscal year was 308,000, 19,899 and 22,834 for 2003, 2002 and 2001, respectively. Pursuant to the Company's 1999 Stock Option Plan, the number of options available to grant is replenished to 500,000 on the first day of each fiscal year. The 1989 Plan expired in May 1999 and no additional options may be granted under this plan.

     As permitted by SFAS 123, the Company continues to apply the accounting rules of APB No. 25 governing the recognition of compensation expense for options granted under its stock option plans. Such accounting rules measure compensation expense on the first date at which both the number of shares and the exercise price are known. Under the Company's plans, this would typically be the grant date. To the extent that the exercise price equals or exceeds the market value of the stock on the grant date, no expense is recognized. As options are generally granted at exercise prices not less than the market value on the date of grant, no compensation expense is recognized under this accounting treatment in the accompanying consolidated statements of operations.

     The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                                           Year ended February 28,
                                      --------------------------------
                                       2003         2002         2001
                                      ------       ------       ------
Expected life (years)                    5           10         5 to 10
Dividend yield                           0%           0%           0%


     The range for interest rates is 3.25% to 6.82%, and the range for volatility is 49% to 147%. The estimated stock-based compensation cost calculated using the assumptions indicated totaled $4,155,000, $6,713,000 and $6,369,000 in fiscal years 2003, 2002, and 2001, respectively. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands except per share amounts):

                                           Year ended February 28,
                                      --------------------------------
                                       2003         2002         2001
                                      ------       ------       ------
  Net income as reported              $5,160       $4,464       $5,209

  Less total stock-based employee
   compensation expense determined
   under fair value based method
   for all awards, net of related
   tax effects                        (2,681)      (4,494)      (4,096)
                                       -----        -----        -----
  Pro forma net income (loss)         $2,479       $  (30)      $1,113
                                       =====        =====        =====
  Earnings per share:
     Basic -
       As reported                      $.35         $.33         $.39
       Pro forma                        $.17         $.00         $.08

     Diluted -
       As reported                      $.35         $.32         $.37
       Pro forma                        $.17         $.00         $.08

     At February 28, 2003, 14,744,562 preferred stock purchase rights are outstanding. Each right may be exercised to purchase one-hundredth of a share of Series A Participating Junior Preferred Stock at a purchase price of $50 per right, subject to adjustment. The rights may be exercised only after commencement or public announcement that a person (other than a person receiving prior approval from the Company) has acquired or obtained the right to acquire 20% or more of the Company's outstanding common stock. The rights, which do not have voting rights, may be redeemed by the Company at a price of $.01 per right within ten days after the announcement that a person has acquired 20% or more of the outstanding common stock of the Company. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right shall have the right to receive that number of shares of common stock of the surviving company which at the time of the transaction would have a market value of two times the exercise price of the right. 750,000 shares of Series A Junior Participating Cumulative Preferred Stock, $.01 par value, are authorized.


Note 9 - EARNINGS PER SHARE

     Following is a summary of the calculation of basic and diluted weighted average shares outstanding for fiscal 2003, 2002 and 2001 (in thousands):

                                               Year ended February 28,
                                          --------------------------------
                                           2003         2002         2001
                                          ------       ------       ------
Weighted average shares:
  Weighted average number of
   common shares outstanding              14,591       13,605       13,365
  Weighted average number of shares
   issuable for legal settlement              48          122          142
                                          ------       ------       ------
     Basic weighted average number
      of common shares outstanding        14,639       13,727       13,507

  Effect of dilutive securities:
    Stock options                            231          252          631
    Convertible debt                          -            -            79
                                          ------       ------       ------
     Diluted weighted average number
      of common shares outstanding        14,870       13,979       14,217
                                          ======       ======       ======

     Outstanding stock options in the amount of 1,128,000 and 828,000 at February 28, 2003 and 2002, respectively, which had exercise prices ranging from $4.95 to $50.56 and $5.69 to $50.56, respectively, were not included in the computation of diluted earnings per share for the years then ended because the exercise price of these options was greater than the average market price of the Common Stock and accordingly the effect of inclusion would be antidilutive. For the year ended February 28, 2001 there were 488,000 stock options not considered in the calculation of diluted weighted average shares since their inclusion would be anti-dilutive.


NOTE 10 - OTHER FINANCIAL INFORMATION

     "Other accrued liabilities" in the consolidated balance sheets consist of the following (in thousands):
                                            February 28,
                                      -----------------------
                                        2003            2002
                                       ------          ------
Accrued legal settlement              $   -           $ 4,534
Amount payable to insurance company     1,000           1,000
Other                                   1,198           1,446
                                      -------         -------
                                      $ 2,198         $ 6,980
                                      =======         =======

     "Net cash provided by operating activities" in the consolidated statements of cash flows includes cash payments for interest and income as follows (in thousands):

                                           Year ended February 28,
                                      --------------------------------
                                       2003         2002         2001
                                      ------       ------       ------

Interest paid                          $588         $323         $479

Income taxes paid                      $262         $497         $133



     Following is the supplemental schedule of non-cash investing and financing activities (in thousands):
                                           Year ended February 28,
                                      --------------------------------
                                       2003         2002         2001
                                      ------       ------       ------
Issuance of common stock as
 partial consideration for
 acquisition of Kaul-Tronics         $ 6,054      $   -        $   -

Issuance of common stock to
 reduce accrued liability            $ 4,030      $   -        $ 2,166

Conversion of debt to equity         $   -        $   -        $ 2,231



Valuation and Qualifying Accounts and Reserves

     Following is the Company's schedule of valuation and qualifying accounts and reserves for the last three years (in thousands):

                                   Charged
                     Balance at   (credited)                 Balance
                      beginning  to costs and                 at end
                      of period    expenses    Deductions   of period
                      ---------    --------    ---------    ---------
Allowance for doubtful accounts:
-------------------------------
    Fiscal 2001          $473         $144      $  (150)       $467
    Fiscal 2002           467          991       (1,041)        417
    Fiscal 2003           417          (96)         (48)        273

Warranty reserve:
----------------
    Fiscal 2001          $462         $333      $  (348)       $447
    Fiscal 2002           447          144         (215)        376
    Fiscal 2003           376          396         (281)        491


NOTE 11 - COMMITMENTS AND CONTINGENCIES

     The Company leases its corporate and manufacturing facilities in Camarillo, California under operating leases that expire in February 2004. The lease agreements for the Camarillo facilities require the Company to pay all property taxes and insurance premiums associated with the coverage of the facilities. In addition, the Company leases small facilities in Minnesota and France. The Company also leases certain equipment used in the manufacturing operation under operating lease arrangements. A summary of future operating lease commitments is included in the contractual cash obligations table in Note 6.

     During the fourth quarter of fiscal 2003, the Company became aware that one of its new multi-satellite television reception products that it began selling in the fiscal 2003 third quarter exhibited a loss of signal from one satellite under a particular combination of field-specific conditions which include subfreezing temperatures. In January 2003, the product performance issue was resolved by making a minor change in product configuration. Approximately 33,000 units which were in the distribution channels were replaced during the fourth quarter, while substantially all of the remaining 38,000 units shipped prior to the discovery of the product performance issue are still installed at the premises of satellite television subscribers. In connection with this product replacement program, one of the satellite television system operators made a written demand on the Company in the amount of approximately $1.6 million for that operator's expected service call costs to replace 23,000 installed units in the future. The Company has requested data from the system operator to support its estimate of the number of units that will ultimately need to be replaced. Based on all information available to the Company up to the present time, Company management estimates that to date less than 1% of the installed units have required replacement as a result of this signal loss condition. In the absence of objective evidence that the problem is more extensive than the Company's estimate, the Company believes that the claim of the system operator as to the number of units that may ultimately need to be replaced is unreasonable. The Company is in discussions with the system operator in an effort to resolve the matter on an amicable basis. The Company accrued $250,000 at February 28, 2003 as its best estimate of the costs to complete the product replacement program and to resolve the claim of the system operator. The total cost of the product replacement program, including this $250,000 accrued cost, amounted to approximately $450,000, and is included in cost of goods sold in the accompanying consolidated statement of operations for fiscal 2003. The Company can give no assurance, however, that the actual costs to complete the product replacement program and to resolve the claim of the system operator will not exceed the $250,000 accrued liability at February 28, 2003.


NOTE 12 - LEGAL PROCEEDINGS

Yourish class action litigation:

     On March 29, 2000 the Company and the individual defendants (certain present and former officers and directors of the Company) reached a settlement in the matter entitled Yourish v. California Amplifier, Inc., et al., Case No. CIV 173569 shortly after trial commenced in the Superior Court for the State of California, County of Ventura. The terms of the settlement called for the issuance by the Company of 187,500 shares of stock along with a cash payment of $3.5 million, funded in part by insurance proceeds, for a total settlement valued at approximately $11.0 million. Of the total settlement, $9.5 million was accrued in the consolidated financial statements for the year ended February 28, 2000, and the remaining $1.5 million was to be funded by the Company's director and officer liability insurance carriers. The common stock portion of the settlement was originally accrued at $7.5 million, or $40 per share, which share price was based on the trading range of the Company's common stock at the time the settlement agreement was reached. By Order dated September 14, 2000, the Court approved the terms of the settlement and dismissed the action with prejudice.

     Upon approval of the settlement agreement by the Court, in September 2000 the Company issued 65,625 of the 187,500 shares of common stock and paid $2.5 million of the $3.5 million cash portion of the settlement. T.I.G. Insurance Company ("T.I.G."), one of the Company's liability insurance carriers, paid the remaining $1 million under a reservation of rights.

     The fair value of the Company's common stock on September 14, 2000, the date the settlement agreement was approved by the court, was $33.063 per share. Accordingly, at that time the Company reduced its litigation accrual by $1.3 million to revalue the common stock portion of the settlement at $33.063 per share instead of $40 per share. Also in September 2000, the Company accrued $500,000 for additional legal expenses associated with this litigation which had not been previously accrued, and accrued $800,000 for a refund contingently payable to T.I.G., which had contributed $1 million to the settlement under a reservation of rights.

     In March 2002, T.I.G. notified the Company that it intended to seek a refund of its $1 million settlement contribution made under a reservation of rights. As discussed above, the Company had previously accrued a reserve of $800,000 for the refund contingently payable to T.I.G. Consequently, at February 28, 2002 the Company accrued an additional $200,000 for the contingent refund payable to T.I.G.

     The remaining 121,875 shares of common stock, previously accrued as part of the Yourish legal settlement at $33.063 per share, were issued on July 24, 2002, upon receipt of instructions from plaintiffs' counsel.

     The Company's consolidated balance sheet at February 28, 2003 includes an accrued liability of $1 million for the amount payable to T.I.G.

2001 securities litigation and shareholder derivative lawsuit:

     Following the announcement by the Company on March 29, 2001 of the resignation of its controller and the possible overstatement of net income for the fiscal year ended February 28, 2000 and the subsequent restatement of the Company's financial statements for fiscal year 2000 and the interim periods of fiscal year 2001, the Company and certain officers were named as defendants in twenty putative actions in Federal Court. Caption information for each of the lawsuits is set forth in Item 3 of the Company's Form 10-K for the fiscal year ended February 28, 2001. On June 18, 2001, the twenty actions were consolidated into a single action pursuant to stipulation of the parties, and lead plaintiffs' counsel was appointed. In July 2001, all of the Company's directors were named as defendants in the above-entitled shareholder derivative lawsuit filed in Los Angeles Superior Court.

     In December 2001, the parties reached an agreement to settle both the class action litigation and the shareholder derivative lawsuit for the aggregate sum of $1.5 million, subject to final Court approval. Of this amount, the Company's primary directors and officers liability insurance carrier agreed to contribute $575,000 toward the settlement, which amount
was paid in December 2001.   The Company accrued its $925,000 share of the
settlement in the fiscal year ended February 28, 2002. Of this amount, $425,000 was paid by the Company in December 2001, and the remaining $500,000 was paid in October 2002 upon the Court's final approval of the settlement agreement.

Investigation by the Securities and Exchange Commission:

     In May 2001, the Company announced that it had received notice from the Securities and Exchange Commission ("SEC") that the SEC was conducting an informal inquiry into the circumstances that caused the Company to announce that it would be restating earnings for fiscal year 2000 and interim quarters of fiscal year 2001. Subsequently, the Company learned that the SEC adopted an order directing a formal investigation and designating certain officers to take testimony. The Company has provided the SEC with documents and testimony, and management believes that it has fully cooperated, and will continue to fully cooperate, with the SEC in connection with its investigation.


NOTE 13 - SEGMENT AND GEOGRAPHIC DATA

     Information by business segment is as follows:

Fiscal Year 2003:
                                              WIRELESS
                                SATELLITE      ACCESS    CORPORATE    TOTAL
                                 -------       ------     -------     -----

Sales                           $ 88,437     $ 11,607        -      $100,044
Gross profit                      17,251        3,282        -        20,533
Gross margin                        19.5%       28.3%        -          20.5%
Income (loss) from continuing
 operations before income taxes   13,217       (1,226)    (3,781)      8,210
Identifiable assets               71,420       10,309      7,868      89,597


Fiscal Year 2002:
                                              WIRELESS
                                SATELLITE      ACCESS    CORPORATE    TOTAL
                                 -------       ------     -------     -----

Sales                           $ 78,899     $ 21,816        -      $100,715
Gross profit                      15,469        6,904        -        22,373
Gross margin                        19.6%       31.6%        -          22.2%
Income (loss) from continuing
 operations before income taxes   11,490           89     (7,398)      4,181
Identifiable assets               37,092       12,172      7,424      56,688


Fiscal Year 2001:
                                              WIRELESS
                                SATELLITE      ACCESS    CORPORATE    TOTAL
                                 -------       ------     -------     -----

Sales                           $ 85,107     $ 32,022        -      $117,129
Gross profit                      12,752       10,249        -        23,001
Gross margin                        15.0%       32.0%        -          19.6%
Income (loss) from continuing
 operations before income taxes    8,592        4,883     (5,725)      7,750
Identifiable assets               27,595       13,286      8,931      49,812



     The Company considers income (loss) from continuing operations before income taxes to be the primary measure of profit or loss of its business segments. The amount shown for each year in the "Corporate" column above for income (loss) from continuing operations consists of general and administrative expenses not allocated to the business segments, and non-operating income/expense. General and administrative expense includes salaries and wages for the CEO, the CFO, all finance and accounting personnel, human resource personnel, information services personnel, and corporate expenses such as audit fees, director and officer liability insurance, director fees and expenses, and costs of producing and distributing the annual report to stockholders. Non-operating income/expense includes interest income, interest expense, foreign currency gains and losses, and, in fiscal years 2002 and 2001, litigation settlement expense.

     The Company does not have significant long-lived assets outside the United States.

     Sales information by geographical area for each of the three years in the period ended February 28, 2003 is as follows (000s):

                                           Year ended February 28,
                                      --------------------------------
                                       2003         2002         2001
                                      ------       ------       ------
United States                       $ 90,543     $ 82,936     $ 88,322
Africa                                 4,088        1,309        2,915
Latin America                          2,428        1,738        2,712
Europe                                 2,255        2,258        3,892
Canada                                   290       11,816       15,769
All other                                440          658        3,519
                                     -------      -------      -------
                                    $100,044     $100,715     $117,129
                                     =======      =======      =======

See also "Concentrations of Risk" in Note 1 for sales by major customer.


NOTE 14 - DISCONTINUED OPERATIONS

     On July 31, 2001, the Company sold its 51% ownership interest in Micro Pulse. After giving consideration to disposition costs and cash of $275,000 which remained with the divested operation, the net cash proceeds of this transaction amounted to $2,956,000. The sale generated an after-tax gain of $1,615,000.

     Micro Pulse was the sole operating unit comprising the Company's Antenna segment. Accordingly, operating results for Micro Pulse have been presented in the accompanying consolidated statements of operations for fiscal years 2002 and 2001 as a discontinued operation, and are summarized as follows (in thousands):
                                          Year ended
                                          February 28,
                                      -------------------
                                       2002         2001
                                      ------       ------
Sales                                $ 2,556      $ 7,850
                                     =======      =======
Operating income (loss)              $  (105)     $   766
                                     =======      =======
Income (loss) from discontinued
 operations, net of tax              $   (25)     $   269
                                     =======      =======

     The net assets of Micro Pulse, and the Company's basis in its investment in Micro Pulse, consisted of the following on July 31, 2001, the date of sale (in thousands):

  Current assets                                 $ 1,845
  Property, equipment and improvements, net          269
  Other assets                                       142
  Current liabilities                               (983)
                                                 -------
  Net assets of Micro Pulse                        1,273
  Less: Minority interest in Micro Pulse            (566)
                                                 -------
  Basis in Micro Pulse investment                $   707
                                                 =======

     The gain on sale of the Company's 51% interest Micro Pulse, shown in the accompanying consolidated statements of operations as "Gain on sale of discontinued operation, net of tax", is comprised as follows (in thousands):

  Gross sales proceeds                           $ 3,408
  Less disposal costs                               (177)
                                                 -------
  Net sales proceeds                               3,231
  Less: Basis in Micro Pulse investment             (707)
                                                 -------
  Pre-tax gain on sale                             2,524
  Income tax provision                              (909)
                                                 -------
  Gain on sale of discontinued
   operations, net of tax                        $ 1,615
                                                 =======


NOTE 15 - QUARTERLY FINANCIAL INFORMATION (unaudited)

     The following summarizes certain quarterly statement of operations data for each of the quarters in fiscal years 2003 and 2002 (in thousands, except percentages and per share data):

                                         Fiscal 2003
                  ----------------------------------------------------------
                   First      Second        Third       Fourth
                  Quarter     Quarter      Quarter      Quarter       Total
                  -------     -------      -------      -------      ------
Sales             $22,482     $27,526      $23,965      $26,071     $100,044
Gross profit        5,844       6,355        4,378        3,956       20,533
Gross margin         26.0%       23.1%        18.3%        15.2%        20.5%
Income from
 continuing
 operations         1,466       1,818          905          971        5,160
Net income          1,466       1,818          905          971        5,160
Net income per
 diluted share       0.10        0.12         0.06         0.06         0.35

                                         Fiscal 2002
                  ----------------------------------------------------------
                   First      Second        Third       Fourth
                  Quarter     Quarter      Quarter      Quarter       Total
                  -------     -------      -------      -------      ------
Sales             $20,802     $24,654      $32,756      $22,503     $100,715
Gross profit        4,662       6,047        7,274        4,390       22,373
Gross margin         22.4%       24.5%        22.2%        19.5%        22.2%
Income from
 continuing
 operations            91         465        1,352          966        2,874
Loss from
 discontinued
 operation            (20)         (5)          -            -           (25)
Gain on sale of
 discontinued
 operation             -        1,615           -            -         1,615
Net income             71       2,075        1,352          966        4,464
Net income per
 diluted share       0.01        0.15         0.10         0.07         0.32




                      Market and Dividend Information



     The Company's Common Stock trades on The Nasdaq Stock Market under the ticker symbol CAMP. The following table sets forth for the last two years the quarterly high and low sale prices for the Company's Common Stock, as reported by Nasdaq:

                                                  LOW            HIGH
                                                 -----          ------
         Fiscal Year Ended February 28, 2003:
         1st Quarter                            $ 4.96          $ 7.24
         2nd Quarter                              3.46            6.40
         3rd Quarter                              3.11            5.90
         4th Quarter                              3.76            6.49

         Fiscal Year Ended February 28, 2002:
         1st Quarter                            $ 5.03          $ 7.25
         2nd Quarter                              3.50            8.50
         3rd Quarter                              3.55            5.72
         4th Quarter                              4.30            7.49


     At May 23, 2003 the Company had approximately 1,700 stockholders of record. The number of stockholders of record does not include the number of persons having beneficial ownership held in "street name" which are estimated to approximate 10,000.

     The Company has never paid a cash dividend and has no current plans to pay cash dividends on its Common Stock.



                           Form 10-K Annual Report

     A copy of the Annual Report on Form 10-K may be obtained free of charge upon written request to California Amplifier, Inc., 460 Calle San Pablo, Camarillo, California 93012, attention Corporate Secretary.




                            CALIFORNIA AMPLIFIER, INC.

                          DIRECTORS, EXECUTIVE OFFICERS,
                         AND OTHER CORPORATE INFORMATION



BOARD OF DIRECTORS

Ira Coron
Chairman of the Board
California Amplifier, Inc.

Fred Sturm
President and Chief Executive Officer
California Amplifier, Inc.

Richard Gold
President and Chief Executive Officer
Nova Crystals, Inc.

Arthur Hausman
Private investor and
Chairman Emeritus of the Board
Ampex Corporation

Frank Perna, Jr.
Chairman and Chief Executive Officer
MSC Software Corporation

Thomas Ringer
Chairman of the Board
Wedbush Morgan Securities, Inc.


EXECUTIVE OFFICERS

Fred Sturm
President and Chief Executive Officer

Philip Cox
Vice President, Wireless Products

Robert Hannah
Vice President, Satellite Products

Patrick Hutchins
Vice President, Operations

Kris Kelkar
Senior Vice President, Wireless Access Products

Richard Vitelle
Vice President Finance, Chief Financial Officer and Corporate Secretary




INDEPENDENT ACCOUNTANTS

KPMG LLP
Los Angeles, California


LEGAL COUNSEL

Gibson, Dunn & Crutcher LLP
Los Angeles, California


TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY  10038


CONTACT INFORMATION

California Amplifier, Inc.
460 Calle San Pablo
Camarillo, CA  93012
Telephone (805) 987-9000
Fax       (805) 987-8359
www.calamp.com